05010611

82-188

# KIRIN BREWERY COMPANY, LIMITED

August 10, 2005

## SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2005


**KIRIN BREWERY COMPANY, LIMITED**

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

| | |
|---|---|
| Code No.: | 2503 |
| Shares Listed: | Tokyo, Osaka, Nagoya, Fukuoka and Sapporo |
| Representative: | Mr. Koichiro Aramaki, President |
| For further information, please contact: | Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division Telephone: 81- 3- 5540- 3450 from overseas |


SUPPL

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2005

Application of US GAAP: None

## 1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2005 - June 30, 2005) [Unit: Japanese yen (¥) ]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

| | Sales (¥ millions) | Percentage change (%) | Operating income (¥ millions) | Percentage Change (%) | Ordinary income (¥ millions) | Percentage change (%) |
|---|---|---|---|---|---|---|
| 6 months ended June 30, 2005 | 740,276 | (2.5) | 37,528 | (16.4) | 39,019 | (8.0) |
| 6 months ended June 30, 2004 | 759,449 | 3.6 | 44,871 | 19.4 | 42,420 | 8.7 |
| Year ended December 31, 2004 | 1,654,886 | | 109,392 | | 106,562 | |

| | Net income (¥ millions) | Percentage change (%) | Net income per share primary (¥) | Net income per share diluted (¥) |
|---|---|---|---|---|
| 6 months ended June 30, 2005 | 14,923 | 4.9 | 15.55 | — |
| 6 months ended June 30, 2004 | 14,227 | 2.1 | 14.73 | — |
| Year ended December 31, 2004 | 49,099 | | 50.58 | — |

Notes : ①Equity in earnings of affiliates:

June 30, 2005 ¥ 4,462 million
June 30, 2004 ¥ 653 million
December 31, 2004 ¥ 5,112 million

②Average number of shares of common stock outstanding during the period(Consolidated):

June 30, 2005 959,755,129 shares
June 30, 2004 966,033,979 shares
December 31, 2004 965,997,554 shares

③Change in accounting policies: Yes

④Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2005 to those for the 6 months ended June 30, 2004.

(2) Financial positions:

| | Total assets (¥ millions) | Shareholders' equity (¥ millions) | Ratio of shareholders' equity to total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| June 30, 2005 | 1,740,292 | 866,606 | 49.8 | 905.86 |
| June 30, 2004 | 1,756,290 | 832,102 | 47.4 | 861.34 |
| December 31, 2004 | 1,823,790 | 858,615 | 47.1 | 888.65 |

Notes: Number of shares of common stock issued and outstanding (Consolidated):

| | |
|---|---|
| June 30, 2005 | 956,666,527shares |
| June 30, 2004 | 966,052,951shares |
| December 31, 2004 | 965,931,147shares |

(3) Cash flows:

| | Cash flows from operating activities (¥ millions) | Cash flows from investing activities (¥ millions) | Cash flows from financing activities (¥ millions) | Cash and cash equivalents at end of period (¥ millions) |
|---|---|---|---|---|
| 6 months ended June 30, 2005 | 4,313 | (43,578) | (38,902) | 99,664 |
| 6 months ended June 30, 2004 | 23,102 | (26,057) | (19,955) | 106,866 |
| Year ended December 31, 2004 | 127,963 | (44,252) | (35,901) | 177,257 |

(4)Scope of consolidation and application of equity method :

Consolidated subsidiaries: 275 companies

Subsidiaries accounted for by the equity method: —

Affiliates accounted for by the equity method: 16 companies

(5)Changes in scope of consolidation and application of equity method :

Consolidation: Increase 5 companies, Decrease 6 companies

Equity method: Increase 1 company, Decrease none

## 2. Forecast of business results for the current fiscal year (January 1, 2005-December 31, 2005)

| | Sales (¥ millions) | Ordinary income (¥ millions) | Net income (¥ millions) |
|---|---|---|---|
| Year ending December 31, 2005 | 1,650,000 | 109,000 | 50,000 |

Note: Forecasted net income per share ¥ 52.01
Forecasted operating income ¥ 110,000 million

Refer to Page 10 for the assumptions and other matters related to the above forecast.

## Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 275 consolidated subsidiaries and 16 affiliates applied by the equity method. The major group companies in the respective business segments are as follows:



Alcohol Beverages Business
LION NATHAN LTD.and 157 others
KIRIN AUSTRALIA PTY. LTD.
Sale and Manufacture of Malts
Kirin (China) Investment Company, Limited
※ Dalian Daxue Brewery Company, Limited
Zhuhai Kirin President Brewery Co., Ltd. and 2 others
※ SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD & CELLAR, INC.
Four Roses Distillery LLC
KIRIN DISTILLERY Co., Ltd.
Sale of Liquors, etc.
8 others, Total 177 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Tokyo Kirin Beverage Service Co., Ltd.
Kansai Kirin Beverage Service Co., Ltd.
Vivax Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
※ Kirin-Tropicana, Inc.
and 10 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 6 others
※ Kinki Coca-Cola Bottling Co., Ltd.
Total 25 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sale and Manufacture of Pharmaceuticals
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.
Consent touse of Patent
※ KIRIN-AMGEN,INC.
6 others, Total 8 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
※ YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd. and 15 others
Engineering Service
Kirin Engineering Co., Ltd.
Sale and Manufacturing of Machinery
Kirin Techno-System Co., Ltd. and other
Sale of alcohol beverages
Kirin Dining Co., Ltd.
Kirin Agribio EC B.V. and 28 others
Sale of Seeds
TWYFORD INTERNATIONAL INC. and other
Kirin Well-Foods Company, Limited
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import/Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
21 others Total 81 companies


Consolidated subsidiaries are stated above, except for ※ marked affiliates to which the equity method is applied.

Note Among subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.

[double-lined box] means the consolidated subsidiaries of Kirin Beverage Corporation.

# Management Policies

## 1. Basic Kirin Group Management Policies

The Kirin Group, in order to realize its corporate philosophy of contributing to the health, happiness and comfort of people around the world, has established corporate guidelines with regard to the following five areas:

(1) Customer standards/Quality standards
(2) Fair and open activities
(3) Respect for humanity
(4) Sound management
(5) Social contributions

**Long-Term (2010) Group Vision**

- Keep closely in touch with our customers, and as a trusted corporate Group offer the joy of food and health
- Utilizing leading technology in fermentation and biotechnology and, focusing on the alcohol beverage and soft drink businesses, become a leading company in Asia and Oceania

## 2. Distribution of Profits

Kirin considers the appropriate distribution of profit to shareholders to be a top management priority, and the Company has paid dividends every year without fail since its establishment in 1907. Kirin intends to continue declaring stable dividends, based on due consideration in each fiscal period of overall factors such as business performance and future funding requirements. Retained earnings will be used for capital investment in alcohol beverage manufacturing plants and other areas that can contribute to the creation of higher corporate value.

## 3. Share Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will continue to consider reducing the share trading unit for Kirin shares, taking into account factors such as overall costs and benefits and trends in the stock market.

## 4. Medium- to Long-term Strategy and Targets

For Kirin Group, 2004 marked the first year of a three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue higher profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to become a strong, development and proposal oriented corporate group.
As a part of this effort, in addition to improving EVA*, Kirin has set Group targets for 2006 of ¥1,860 billion in sales, an operating margin of 7%, and ROE of 6%.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

## 5. Issues for the Kirin Group

The following are specific strategies outlined in the 2004-2006 medium-term business plan.

(1) Strengthen the Domestic Alcohol Beverages and Soft Drinks Businesses, the Foundations of the Kirin Brand

Bolster product brands to increase the Kirin brand value

In the domestic alcohol beverage business, Kirin will clarify its positioning in each alcohol category, and through a strengthening of product brands reaffirm its leading position in the low-alcohol* market by 2006. As a corporate Group focused on development and proposal oriented marketing, Kirin will promote market-creating product strategies that anticipate diversity and changes in consumer preferences, values and lifestyle. In the soft drinks business, Kirin will concentrate on growing categories, employing products developed through the application of Group R&D to offer products that create new markets.

* Collective term for beverages with alcohol content of less than 10%, such as beer, *happo-shu*, *new genre* and canned *chu-hi* drinks.

Create new business models utilizing synergies from the domestic alcohol and soft drinks businesses

In all aspects of the business, including R&D, production, distribution and sales, Kirin will shift to an approach based on providing added value to customers from a competitive business foundation, rather than taking a competitor-focused approach. Kirin will promote a change to a business style focused on development and proposal-oriented marketing. Also, by building an enhanced infrastructure through integration of product development with that of the soft drinks business, joint distribution and greater contracted production of soft drinks, Kirin will establish new business models, and enhance Group synergies.

(2) Strengthen the Foundations of the International Alcohol Beverages Business, and Further Develop Diversified Businesses

In overseas alcohol beverages business, Kirin seeks to offer a comprehensive lineup of alcohol products throughout the Group. Concentrating on Asia and Oceania as principal markets, Kirin will formulate product strategies appropriate to each market, enhance Group synergies, strengthen business foundations in ways that may include new joint ventures, and improve profitability.

In the pharmaceuticals business, Kirin will further strengthen its sales base, and is seeking to launch the second-generation renal anemia treatment based on KRN321, which is currently under development. While considering new joint business ventures, Kirin will also enhance its development pipeline, and expand its business in Asia. The agribio and nutrient foods businesses will also continue to be strengthened.

(3) Implementation of Corporate Social Responsibility (CSR)

Amid growing societal demands for assurances regarding the trustworthiness of corporations, the Kirin Group will implement measures that establish a unique approach to CSR. The Kirin Group is focusing its efforts on environmental management, ensuring food safety, promoting responsible drinking, and guaranteeing management compliance.

## 6. Corporate Governance

**Fundamental Policies Concerning Corporate Governance**

Kirin has positioned corporate governance as a key management priority. To this end, Kirin has undertaken a comprehensive reorganization of its management structure and implemented a series of initiatives. In April 2003, Kirin streamlined the structure of its Board of Directors, and established the Compensation Advisory Committee and the Appointment Advisory Committee. At the same time Kirin set up an Advisory Board, introduced an executive officer system and undertook a major review of the company's meetings structure and management framework. Under this new governance structure, Kirin is working to ensure increased transparency and efficiency in corporate management.

**Corporate Governance Status and Initiatives**

(1) Corporate governance structure—decision-making, executive, oversight and administrative functions

① Corporate Structure

- Kirin has adopted an auditor system

- The Company's Board of Directors is comprised of 10 directors, including two external directors. Kirin maintains four auditors, including two external auditors

- While the Company has adopted an auditor system, the Compensation Advisory Committee and the Appointment Advisory Committee have been established to deliberate matters relating to compensation and the appointment of directors, auditors and executive officers.

  The Compensation Advisory Committee comprises the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and reports to the Board in connection with the compensation of directors, auditors and executive officers on an objective and fair basis giving due consideration to the business environment, the Company's performance, appropriate compensation standards and individual performance.

  The Appointment Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and provides to the Board a list of candidates for directors, auditors and executive officers. In addition, Kirin has established an Advisory Board, which reports to and supports the Board of Directors. The purpose and function of the Advisory Board is to garner the objective views and suggestions of a panel of diverse experts concerning major issues that confront the Company, with the aim of securing greater management transparency and quality. The Advisory Board is composed of four members: Hiroyuki Itami (Professor, Graduate School of Commerce and Management, Hitotsubashi University), Eiko Oya (critic), Akira Gemma (Advisor, Shiseido Co., Ltd.), Takeyoshi Takei (editorialist of Nihon Keizai Shimbun advisory committee).

- Full-time staff are not provided to external directors. Together with internal directors, external directors are supported by the Secretary Section of the General Affairs Dept. Full-time staff are not provided to external auditors. Together with internal auditors, external auditors are supported by advisory staff to auditors.

- Kirin introduced an executive officer system with the aim of promoting increased flexibility in operating functions. Of the Company's 10 directors, eight hold the position of executive officer concurrently. There are 35 executive officers, comprising the president, executive vice president, 12 managing executive officers and 21 executive officers.

The Domestic Alcohol Strategy Committee and the Management Strategy Committee are set as meeting bodies to deliberate important matters relating to the operating function. The Domestic Alcohol Strategy Committee deliberates on important matters relating to the domestic alcohol beverages business, and the Management Strategy Committee deliberates on important matters other than the domestic alcohol beverages business and matters relating to Group Headquarters operations. Both committees support the decision-making function of the president.

- The Board of Directors and the Board of Auditors oversee and audit the operating function. The Board of Directors makes decisions on important matters relating to the operating function and legal compliance, as well as oversees the operating function. The Board of Auditors formulates auditing policies and the role of each auditor. Guided by these policies, each auditor attends and audits the activities of directors in meetings of the Board of Directors and other meeting bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee.

② Internal Control Systems

- Kirin's Internal Audit Department fulfills an internal audit function. The department audits the operations of the Company to ensure they remain relevant and are performed in an efficient manner in accordance with annual audit guidelines and plans.

③ Risk Management Structure

- Kirin formulates risk management rules with the aim of reducing risk and minimizing the impact on its business and on society of any negative consequences arising from risks that eventuate into reality. Kirin has also established the Risk Management Committee to oversee matters relating to risk management (chaired by a managing director). The Risk Management Committee, as well as identifying important risks, is also implementing the regular monitoring of risks in each division.

- Each division of Kirin is committed to taking the responsibility to implement measures that reinforce compliance and continually review and improve risk prevention policies. Furthermore, Kirin formulates compliance guidelines and these are provided to all staff as part of efforts to thoroughly diffuse compliant standards of behavior. Internal and external hotlines have been created allowing employees to report with a guarantee of anonymity.

④ Internal audits, Corporate Auditors' Audits, and Financial Audits

- Kirin uses a corporate auditor system, comprising two internal auditors and two external auditors. The Company's auditors set auditing policy and allocate responsibilities, and accordingly each auditor attends meetings of the board of directors as appropriate, as well as attending meetings of other internal bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee. Audits are also undertaken of head office business divisions, branch offices and affiliated companies, with the aim of ensuring the comprehensive supervision of the execution of the Company's business.

  Internal audits are undertaken by the Internal Audit Department, separate from the corporate auditor system. This department conducts audits of the Company and affiliated companies, with the aim of ensuring sound Group risk management and internal control.

  Independent financial audits are undertaken through a contract with KPMG AZSA & Co. The auditing procedures for the period under review were conducted by Kenji Sakurai, Takaya Abe and Fumio Koike, who have undertaken such auditing for the Company for the past one, ten, and three years respectively, including periods before revisions in June 2003 to the Certified Public Accountant Law. During the interim period under review, auditing assistance was provided by five certified public accountants, five assistant public accountants, and two other assistants.

(2) Transactions with related parties

External director Kenjiro Hata is a senior corporate advisor to Meiji Yasuda Life Insurance Company. External director Satoru Kishi is an advisor to The Bank of Tokyo-Mitsubishi, Ltd. External auditor Toyoshi Nakano is a senior corporate advisor to The Mitsubishi Trust and Banking Corporation. External auditor Teruo Ozaki is a certified public accountant.
Kirin conducts financial transactions with Meiji Yasuda Life Insurance Company, The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation. All of these transactions are routine and present no conflicts of interest for external directors or auditors as individuals.

(3) Corporate Governance Initiatives during the period July 2004 to June 2005

1. Board of Directors and Board of Auditors Meetings and Attendance
   The Board of Directors meets regularly twice a month and irregularly as necessary. The Board of Directors met 29 times during the past 12 months, with a 74% attendance rate by external directors.
   The Board of Auditors meets once a month. In the past 12 months the Board of Auditors convened 12 times with a 96% attendance rate by external auditors.

2. Committee Meetings and Attendance
   The Compensation Advisory Committee met three times in the past twelve months, with 92% attendance at each meeting.
   The Appointment Advisory Committee met two times in the past twelve months, with 100% attendance at each meeting

3. Advisory Board Meetings and Attendance
   The Advisory Board met two in the past twelve months, with 100% attendance at each meeting.

4. Other
   In the period under review no new committees were established and no changes were made to the framework of business execution, business oversight, internal control or risk management.

*The following is a diagram of the Company's corporate governance structure.*


Shareholder Meeting
Auditing Group
Internal Auditors
External Auditors
Board of Directors
• Supreme group decision making body
• Oversees business and affairs of the corporation
President
Internal Directors
Executive Vice President
External Directors
Accounting Auditor
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Advisory Board
Provides advice from an objective viewpoint regarding corporate management
Internal Audit Department
Internal Auditors
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Domestic Alcohol Strategy Committee
Considers key issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers key issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note: Members comprise 10 board directors (including two external directors); four auditors (including two external auditors); 35 executive officers (including the president, vice president, 12 managing executive officers and 21 executive officers); four members of the Compensation Advisory Committee (including one external member); four members of the Appointment Advisory Committee (including one external member); and four Advisory Board members. Eight of the 10 directors hold the concurrent post of executive officers.

## 7. CORPORATE SOCIAL RESPONSIBILITY MEASURES

Kirin aims for the continued trust of society by making efforts to promote compliance, responsible drinking, and protection of the environment. In March 2005 Kirin moved to strengthen its approach to CSR by establishing a CSR & Corporate Communication Division, responsible for the overall Groupwide pursuit and unification of CSR activities and communications with all stakeholders. A CSR Management Group was established within this division, with responsibility for establishing and overseeing basic CSR strategy, and established a Group CSR Committee, comprising members of the CSR & Corporate Communication Division, other related divisions, and Group companies, with the aim of facilitating the introduction of CSR strategies devised by the CSR Management Group into individual Group companies.

Our approach to environmental issues includes efforts to minimize packaging and waste by selling six-packs of beer and happo-shu as well as cases of 24 separate cans, so that customers can make single-can purchases without using unnecessary cardboard. We are extending our initiatives to protect water supplies and sustain water quality throughout Japan through activities such as our Forest Reservoir Project. In another approach, we have adopted the 'Cool biz' policy being promoted by the Environment Ministry to reduce power consumption by a targeted 6% during summer by encouraging staff to wear short-sleeve shirts without a necktie or jacket, reducing the need for air conditioning in offices.

In compliance matters we have been instituting training programs via a company intranet and group training sessions.

Our approach to food safety is based on a continuous effort to maintain and improve our quality management systems. In addition to local community initiatives based around our plant locations, we are continuing to support sports, including Japan's 2006 world cup-bound national men's soccer team. One of our cultural activities involves a research project into the 5,000-year history of beer, which is now entering its third stage with a focus on the origins of beer in Japan.

# Business Results and Financial Position

## 1. Business Performance

The domestic economy showed moderate recovery during the interim period under review, supported by further progress in corporate earnings and stronger employment. However, several factors have begun to limit corporate profitability—including increases in the cost of oil and other materials and a flattening out of exports to China and other countries—and a strong domestic demand-led economic recovery remains uncertain.

Within the combined market for beer + *happo-shu* + *new genre*, sales of *new genre*[1] products grew rapidly, but due to lower sales of beer and *happo-shu*, overall industry sales in this segment were lower than in the previous interim period. The market for *chu-hi* also continued to grow, but while sales of *shochu* increased, the wines and spirits market declined. In the soft drinks market, continued growth in green tea and mineral water contributed to an estimated 3% increase industry volumes compared to the previous interim period.

Kirin's focus during this period, based on the Group medium-term business plan for 2004—2006, was to increase the value of the Kirin brand and continue making qualitative changes to become a strong, development and proposal-oriented Group.

Consolidated sales for the six months ended June 30, 2005 were ¥740.2 million, a decrease of 2.5% compared to the previous interim period. Pharmaceutical sales increased, but sales of beer and *happo-shu* decreased. Operating income for the period decreased 16.4% to ¥37.5 million, ordinary income decreased 8.0% to ¥39.0 million, and net profit increased 4.9% to ¥14.9 million.

An interim dividend payment of ¥7 per share has been declared.

Business performance by division was as follows.

**Alcohol Beverages Business**

In the domestic alcohol beverages business we are developing our operations as a comprehensive alcohol beverages business focusing on the low alcohol beverages market[2]. At the same time as securing a leading position in each category, we are continuing to promote a shift from price-driven marketing to value-driven marketing.

In beer, the category that has the strongest impact on the value of the Kirin brand, we undertook a number of initiatives during the period under review. We continued our food-based marketing approach for *Kirin Ichiban Shibori*, further developing a theme that has continued since 1998 by introducing a 'happy meal times with Kirin beer' campaign centering on local delicacies in 47 cities and regions of Japan. In the high added-value chilled beer market, pioneered in Japan by Kirin, we took steps to further develop our business with the renewal of *Maroyaka Kobo* in March.

In *happo-shu*, a category that has become central in the household evening consumption market, we reinforced the market leading position of the *Tanrei* brand with a renewal of the *Tanrei* series *Tanrei Nama*, *Tanrei Green Label*, and *Tanrei Alpha*, supported by a large advertising and sampling campaign.

In April we launched *Kirin Nodogoshi*, our entry into the promising *new genre* market, with a coordinated marketing approach across the Group and widespread advertising.

In *chu-hi* we have expanded our unique product line up with the launch in March of a new flavor *Hyoketsu Lychee*, followed by new seasonal flavors *Hyoketsu Pineapple Cooler* and *Hyoketsu Guava Cooler* in May and June respectively.

In wines and spirits, we focused on strengthening our core wine brands such as *Franzia*, the world's biggest selling wine brand[3], and *Café de Paris*, and in April began marketing *B&G French Tom*.

As an official sponsor of the Japan national men's soccer team we embarked on an active promotional campaign around the final Asian-region group qualifying matches for the 2006 FIFA world cup, including a popular 'Kachi-T' original t-shirt and 'Kachi-daru' miniature beer keg promotion that began in June.

In sales and marketing we were closely engaged in following up on the introduction of open pricing in January 2005, a move aimed at strengthening the industry and improving service to customers. Open pricing is a new system under which prices at each wholesaler and retailer reflect individual distribution efficiencies and operating costs.

In our overseas alcohol business, which we are pursuing mainly in Asia and Oceania with particular emphasis on China, initiatives have included the commencement of operations of Kirin (China) Investment Co., Ltd. and the handling of existing Kirin brands in China, such as *Kirin Chun Zhen Wei* beer in China. In June we took our first step in the international rollout of Kirin Chu-hi Hyoketsu by launching the product in Shanghai in a Group synergy with Kirin Beverage Corporation.

Sales in the alcohol beverages business decreased 4.6% to ¥459.0 billion compared with the previous interim period,

---

[1] *New genre* products entered the markets in 2004. Under the Japanese liquor tax law these products are taxed at a lower rate than beer or *happo-shu*

[2] Refers to beverages such as beer, *happo-shu*, *new genre* and chu-hi that contain less than 10% alcohol

[3] Largest sales volume of a single brand, according to IMPACT DATA BANK 2004 EDITION

*affected by weakness in the overall beer + happo-shu + new genre market, and operating income decreased 13.1% to ¥24.9 billion.*

**Soft Drinks Business**
In the soft drinks business, Kirin Group's core soft drink business Kirin Beverage Corporation worked to expand sales by building its core brands and tailoring management strategies to specific regions and business channels.

Core brand *Nama-cha* underwent a comprehensive renewal in March 2005, supported by efforts across the company to capture a greater share of the green tea market. Other core Kirin brands such as *Kirin Fire, Kirin Gogono-kocha* (Afternoon Tea) and *Kirin Amino Supli* also had their brand images refreshed. In the growing mineral water market Kirin Beverage focused on strengthening the brand value of Alkali-Ion-no-Mizu and Volvic through marketing activities aimed at positioning mineral water in new lifestyle scenes

In overseas soft drinks operations, Kirin Beverage continued to meet increasingly diverse customer demand in China through initiatives such as the simultaneous launch in February of *Kirin Shanghai- Reicha* in China and Japan

Sales in the soft drinks business reached ¥170.2 billion, 0.0% higher than in the previous interim period, while operating income decreased 26.3% to ¥5.1 billion due to factors such as strategic brand-building investment in the green tea market.

**Pharmaceuticals Business**
In April we began full in-house sales of core products *ESPO,* a treatment for renal anemia, and *GRAN,* an agent used for leukocytopenia, following the end of a sales contract with Sankyo Co., Ltd. In March we established Kirin Pharmaceuticals Singapore Pte., Ltd. in Singapore and in June established Kirin Pharmaceuticals Thailand Co., Ltd. in Thailand, both as part of the creation of a business base for full-scale entry into the ASEAN market. In R&D we have continued development of KRN321, a new-generation medicine for renal anemia, and KRN1493, a treatment for secondary hyperparathyroidism.

Sales in the pharmaceuticals business reached ¥30.5 billion, 5.3% higher than in the same period of the previous year, while operating income decreased 6.1% to ¥5.7 billion due to factors such as higher R&D expenses.

**Other Businesses**
In the agribio business, we moved to strengthen our flower operations in China through a tie-up in March 2005 with the agriculture and biology school of Shanghai's Jiao Tong University. Additionally, Flower Season Co., Ltd, a company that since 2001 has been developing products that carry the name of the area and grower as part of their brand, introduced a new variety from Kagoshima that brought the product line up to 12.

In nutrient foods, we strengthened our business foundation by establishing a research and development facility within our nutrient foods company. This was part of a business reorganization in March, and it means that our operations now cover the entire value chain, from R&D through to sales and marketing. At Kirin Well-Foods Co., Ltd. measures were taken to increase sales of products based on KW Lactobacillus, which was jointly developed using Group resources, including Kirin Noale, and Lieta, a diet support food that was renewed in April. In June we formed an alliance agreement with Yakult Honsha Co., Ltd. to develop next-generation health foods and functional foods.

Sales in other businesses reached ¥80.4 billion, 1.9% higher than in the previous interim period, due to the addition of real estate business sales to this category, while operating income decreased 45.6% to ¥2.1 billion, due to factors such as a decrease in agribio and nutrient food & feed.

## 2. Financial Position

Consolidated cash and cash equivalents ("cash") totaled ¥99.6 billion as of June 30, 2005, a decrease of ¥77.5 billion compared to December 31, 2004, the end of the previous fiscal year. Cash outlays for investment in fixed assets, particularly in the domestic alcohol beverages business, were covered by available cash resources.

Consolidated cash flows were as follows:

**Cash flow from operating activities**
Net cash provided by operating activities was ¥4.3 billion, ¥18.7 billion lower than in the previous interim period. Principal factors affecting this outcome included a decrease in income taxes of ¥5.6 billion, and a ¥18.3 billion increase in outflows of working capital resulting from changes in items such as inventory, accounts receivable, liquor taxes payable, and consumption taxes payable.

**Cash flow from investing activities**
Net cash used in investing activities was ¥43.5 billion, ¥17.5 billion more than in the previous interim period. Investment in fixed assets was ¥29.4 billion, ¥5.1 billion less than in the previous interim period, reflecting factors such as investment in the domestic alcohol beverages business. Investments in marketable securities and investment securities totaled ¥35.0 billion, ¥33.1 billion higher than in the previous interim period. The sale of fixed assets resulted in proceeds of ¥0.4 billion, *while the sale or disposal of marketable securities and investment securities resulted in proceeds of ¥16.0 billion.*

**Cash flow from financing activities**
Net cash used in financing activities was ¥38.9 billion, ¥18.9 billion higher than in the previous interim period. Cash *dividends paid increased ¥1.8 billion to ¥14.5 billion. Repayment of borrowings resulted in outflows of ¥14.6 billion, and the* acquisition of treasury stock resulted in outflows of ¥10.2 billion.

Trends in the Kirin Group's cash flow indices are as follows:

| | Interim period ended 6/2003 | Interim period ended 6/2004 | Interim period ended 6/2005 | FY ended 12/2003 | FY ended 12/2004 |
|---|---|---|---|---|---|
| Equity ratio (%) | 45.6 | 47.4 | 49.8 | 45.0 | 47.1 |
| Equity ratio based on market capitalization (%) | 47.6 | 59.4 | 59.0 | 49.4 | 53.4 |
| Debt service coverage (years) | -- | -- | -- | 2.9 | 2.5 |
| Interest coverage ratio (times) | 4.9 | 4.6 | 0.9 | 12.2 | 12.8 |

**Notes:**

1. All indices are calculated from consolidated financial data
2. Equity ratio = Total shareholders' equity / Total assets
3. Equity ratio based on market capitalization = Market capitalization / Total assets

   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
4. Debt service coverage = Interest-bearing liabilities / Operating cash flow [not recorded for interim periods]

   [Interest-bearing liabilities refers to all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow
5. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows.]

## 3. Outlook for 2005

In 2005 the Kirin Group will further accelerate its qualitative transformation to become a corporate group that is strong in development and proposal-based marketing, aiming to enhance Kirin brand value and achieve the objectives of the group's 2004-2006 medium-term business plan. We intend to improve competitiveness by building on the strengthened business foundations we have created with a priority on strengthening the domestic alcohol beverages business.

In the domestic alcohol beverages business we aim to strengthen product brand value in the key markets of beer, *happo-shu* and *chu-hi* and, with our launch of our *new genre* product in April along with other new products, we aim to further strengthen our business foundations in the market overall.

In the beer market, we intend to implement the second stage of our food-based marketing campaign and prize competition in 47 regions of Japan, appealing to the excellent taste of Kirin beer when consumed with delicious food.

In the *happo-shu* market we intend to focus on our *Tanrei* line of products, boosting support for *Tanrei Green Label* in the increasingly health conscious market, and enhancing the position of *Tanrei* as Japan's dominant brand.

With respect to the *new genre*, we will continue to build marketing momentum for *Kirin Nodogoshi Nama,* with which we are aiming to become the top brand in the market.

In the *chu-hi* market we intend to continue expanding our product line-up, enhancing the current leading market position of our brand *Kirin Chu-hi Hyoketsu.*

In wines and spirits we are seeking to grow sales through initiatives such as the planned September 2005 launch of our first Kirin-branded whisky, *Kirin Whiskey Fuji Sanroku,* which is being produced in Japan, and the launch of a new alcohol beverage from Europe, *Beaujolais Nouveau.*

In the international alcohol beverages business, our overall aim is to be the leading company in Asia and Oceania. In pursuit of this aim we will accelerate our business development in the very competitive Chinese market through our holding company, Kirin (China) Investment Co., Ltd. while also actively pursuing synergies with Lion Nathan Limited and San Miguel Corporation.

In the soft drinks business we will continue developing core brands, centered on *Kirin Namacha* brand and Kirin Fire, while working to expand sales through active marketing and the development of new sales channels.

In the pharmaceutical business we will seek to increase sales of core products Gran and ESPO under our new in-house sales structure that began in April, and we will continue working to enhance our product pipeline. We will also take steps to fully develop sales in the high-potential ASEAN markets.

In the agribio business, we will seek to leverage our worldwide group technical capabilities and strengthen our business foundations through developing high quality, high value-added brands such as our ion beam-cultured Red Vital carnation and the potato brand *Cynthia.*

In nutrient foods we will promote sales of Group-developed products such as Kirin Noale and Lieta, and continue initatives related to our extended alliance with Yakult Honsha Co., Ltd.

Forecasts for the fiscal year ending December 31, 2005 are for consolidated sales to decrease 0.3% year on year to ¥1,650.0 billion, with consolidated operating income increasing 0.6% to ¥110.0 billion, consolidated ordinary income increasing 2.3% to ¥109.0 billion, and consolidated net income increasing 1.8% to ¥50.0 billion.

A final dividend declaration of ¥7 per share is planned, which in combination with the interim dividend represents a planned dividend for the full year of ¥14 per share.

## 4. Business Risks

Outlined below are the main risks faced by Kirin in its business activities that have been identified as having the potential to have a significant impact on the decisions of investors. Information is also presented with regard to matters that are not necessarily risk factors, with the aim of ensuring active disclosure of information to investors. Based on an awareness and understanding of these risks, Kirin takes measures to prevent and reduce risks, and to respond appropriately in the case that any such risks eventuate, as outlined in section 6 (1), ③ of Management Policy above.
The risk items outlined below are those identified by the Company as of June 30, 2005.

(1) Domestic markets and economic trends
Most of Kirin Group's Alcohol Beverages division operates in Japan. This business could therefore be significantly affected by domestic economic conditions and consumer trends with regard to alcohol beverages.
Furthermore, the declining birth rate and aging population profile in Japan could lead to a weakening of the alcohol beverages and soft drinks markets.

(2) Increased taxes on alcoholic beverages
Alcohol consumption in Japan could decline if increased taxes on alcohol beverages resulted in higher prices.

(3) Changes in regulatory environment regarding alcohol beverages
In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards. However, international standards in respect of the sale of alcohol products are under consideration by institutions such as the World Health Organization. In the long term Kirin faces the risk that sales of alcohol beverages could decline if guidelines were implemented that were significantly stricter than currently envisaged.

(4) Risk in the pharmaceutical business
The pharmaceutical industry has in recent years undergone considerable restructuring through alliances and mergers. This restructuring, along with the decline in relative scale of the Group's pharmaceutical businesses, could negatively impact our performance in the pharmaceutical business. Revisions to laws, and stricter regulations, could also be disadvantageous to Kirin. The potential occurrence of unforeseen side effects from our Company's pharmaceutical products poses a further risk to our business.

(5) Risk in overseas businesses
The Kirin Group has overseas operations focusing on Asia and Oceania. Risks associated with these operations include those outlined below. We take measures to ameliorate these risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political, economic or social events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters
Kirin Group's alcohol beverages or soft drinks businesses may be adversely affected by weather patterns such as unusually cold summers or extensive typhoons. Furthermore, earthquakes and natural disasters on a large scale could damage facilities, resulting in production levels falling short of requirements.

(7) Food safety
Kirin Group is continually strengthening its strict food quality management system. The entire Group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, BSE and avian influenza epidemics have threatened food safety. If quality control problems occur that are beyond the scope of our anticipatory measures, Kirin's financial position and business performance could be adversely affected.

(8) Accidents at outsourced manufacturers
Some of Kirin Group's products are produced by external manufacturers, and some products are imported. The quality of such goods is expected to be uniformly high, but the risk remains that our business could be adversely affected by quality problems at outside manufacturers or from imported goods.

(9) Environmental issues
Kirin Group currently complies with all laws regarding waste disposal and sanitation, and is thoroughly involved in manifesto management. Kirin also strictly complies with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, and other matters relating to industrial waste. However, revisions to relevant laws and regulations may necessitate additional capital expenditure, raising costs and negatively impacting Kirin's financial situation and business performance.

(10) Information leaks
Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However, risks such as those from hacking and document falsification remain. Furthermore, computer viruses could temporarily damage the company's computer systems, adversely impacting Kirin's financial position and business performance.

(11) Effects of legal restrictions
When carrying out our business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the Group is present we comply with local laws. If such laws change, or if new, unforeseen laws or regulations are introduced, Group activities may be curtailed, adversely impacting Kirin's financial position and business performance.

(12) Litigation risks
Kirin Group has an internal business control structure and is putting efforts into strengthening compliance management as part of measures to ensure that Kirin Group does not violate statutes and regulations when carrying out its business. However, in the course of our business in Japan and overseas, there is a possibility that litigation will be brought against the Group or its employees for real or supposed infringements of product liability, intellectual property or other laws. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business performance could be negatively affected.

(13) Increase in the price of raw materials
Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, adversely impacting Kirin's financial position

(14) Changes in value of assets
Kirin's financial position and business performance could be adversely affected if the value of land, negotiable securities or other assets decreased significantly in value.

(15) Retirement liabilities
Liabilities and expenses for employees' retirement are calculated on an actuarial basis based on certain assumptions including discount rates and expected returns on pension assets. Actual outcomes could differ from these assumptions or these assumptions could change, adversely impacting Kirin's financial position and business performance.

## 5. Influence of seasonal factors
Sales of Kirin Group's core alcohol beverages and soft drinks are subject to significant change with the seasons, as demand peaks in summer. Sales in the first half of the year therefore tend to be lower than in the second half of the year.

## 6. Note concerning forecasts
The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of June 30,2005. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

## CONSOLIDATED BALANCE SHEETS

(¥ millions)

| ASSETS | (Note) | At June 30, 2005 Amount | Percentage over total assets | At June 30, 2004 Amount | Percentage over total assets | Increase (Decrease) Amount | At December 31, 2004 Amount | Percentage over total assets |
|---|---|---|---|---|---|---|---|---|
| Current Assets | | | % | | % | | | % |
| Cash | | 103,846 | | 110,589 | | (6,743) | 183,501 | |
| Notes and accounts receivable, trade | (*2) | 252,880 | | 249,699 | | 3,181 | 292,708 | |
| Marketable securities | (*2) | 850 | | 171 | | 679 | 800 | |
| Inventories | | 101,109 | | 102,797 | | (1,688) | 83,296 | |
| Other | | 48,482 | | 57,150 | | (8,668) | 65,030 | |
| Allowance for doubtful accounts | | (3,264) | | (3,014) | | (250) | (4,489) | |
| Total Current Assets | | 503,907 | 29.0 | 517,392 | 29.5 | (13,485) | 620,848 | 34.0 |
| Fixed Assets | | | | | | | | |
| Property, plant and equipment | (*1) | | | | | | | |
| Buildings and structures | (*2,3) | 190,425 | | 200,337 | | (9,912) | 190,537 | |
| Machinery, equipment and vehicles | (*2,3) | 173,473 | | 180,996 | | (7,523) | 165,881 | |
| Land | (*2,5) | 154,871 | | 165,396 | | (10,525) | 154,474 | |
| Construction in progress | | 27,032 | | 17,671 | | 9,361 | 33,567 | |
| Other | | 43,139 | | 45,388 | | (2,249) | 41,819 | |
| Total | | 588,942 | 33.8 | 609,790 | 34.7 | (20,848) | 586,279 | 32.1 |
| Intangible Assets | | | | | | | | |
| Consolidation differences | | 38,758 | | 41,899 | | (3,141) | 40,275 | |
| Other | (*2) | 92,540 | | 104,937 | | (12,397) | 94,669 | |
| Total | | 131,299 | 7.5 | 146,837 | 8.4 | (15,538) | 134,945 | 7.4 |
| Investments and Other Assets | | | | | | | | |
| Investment securities | (*2) | 404,982 | | 380,636 | | 24,346 | 372,095 | |
| Life insurance investments | | 36,154 | | 35,763 | | 391 | 36,491 | |
| Other | (*5) | 78,892 | | 70,960 | | 7,932 | 77,065 | |
| Allowance for doubtful accounts | | (3,884) | | (5,089) | | 1,205 | (3,935) | |
| Total | | 516,143 | 29.7 | 482,270 | 27.4 | 33,873 | 481,716 | 26.5 |
| Total Fixed Assets | | 1,236,385 | 71.0 | 1,238,898 | 70.5 | (2,513) | 1,202,941 | 66.0 |
| TOTAL ASSETS | | 1,740,292 | 100.0 | 1,756,290 | 100.0 | (15,998) | 1,823,790 | 100.0 |

(¥ millions)

| LIABILITIES,MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | (Note) | At June 30, 2005 Amount | Percentage over total assets | At June 30, 2004 Amount | Percentage over total assets | Increase (Decrease) Amount | At December 31, 2004 Amount | Percentage over total assets |
|---|---|---|---|---|---|---|---|---|
| Current Liabilities | | | % | | % | | | % |
| Notes and accounts payable, trade | | 107,189 | | 109,252 | | (2,063) | 111,418 | |
| Short-term loans payable and long-term debt with current maturities | (*2) | 12,845 | | 10,840 | | 2,005 | 24,882 | |
| Liquor taxes payable | | 71,641 | | 76,342 | | (4,701) | 117,066 | |
| Income taxes payable | | 13,985 | | 17,797 | | (3,812) | 13,523 | |
| Accrued expenses | | 74,444 | | 67,699 | | 6,745 | 78,656 | |
| Deposits received | | 36,721 | | 52,123 | | (15,402) | 51,176 | |
| Other | | 37,501 | | 41,486 | | (3,985) | 46,124 | |
| Total Current Liabilities | | 354,329 | 20.4 | 375,543 | 21.4 | (21,214) | 442,847 | 24.3 |
| Long-term Liabilities | | | | | | | | |
| Bonds | | 173,930 | | 170,797 | | 3,133 | 171,564 | |
| Long-term debt | (*2) | 63,624 | | 94,065 | | (30,441) | 67,119 | |
| Employees' pension and retirement benefits | | 72,357 | | 81,389 | | (9,032) | 73,227 | |
| Other reserves | | 14,129 | | 14,952 | | (823) | 14,711 | |
| Deposits received | (*2) | 72,064 | | 74,997 | | (2,933) | 73,374 | |
| Other | (*2,5) | 47,798 | | 35,560 | | 12,238 | 43,471 | |
| Total Long-term Liabilities | | 443,906 | 25.5 | 471,762 | 26.8 | (27,856) | 443,469 | 24.3 |
| TOTAL LIABILITIES | | 798,236 | 45.9 | 847,305 | 48.2 | (49,069) | 886,317 | 48.6 |
| MINORITY INTERESTS | | 75,449 | 4.3 | 76,882 | 4.4 | (1,433) | 78,857 | 4.3 |
| Common stock | | 102,045 | 5.9 | 102,045 | 5.8 | — | 102,045 | 5.6 |
| Capital surplus | | 70,992 | 4.1 | 70,956 | 4.0 | 36 | 70,984 | 3.9 |
| Retained earnings | | 697,285 | 40.1 | 659,149 | 37.5 | 38,136 | 687,905 | 37.7 |
| Land revaluation difference | (*5) | (4,713) | (0.3) | (1,669) | (0.1) | (3,044) | (4,713) | (0.2) |
| Net unrealized holding gains on securities | | 56,685 | 3.2 | 48,368 | 2.8 | 8,317 | 52,463 | 2.9 |
| Foreign currency translation adjustments | | (31,004) | (1.8) | (32,449) | (1.8) | 1,445 | (35,614) | (2.0) |
| Treasury stock, at cost | | (24,685) | (1.4) | (14,298) | (0.8) | (10,387) | (14,456) | (0.8) |
| TOTAL SHAREHOLDERS' EQUITY | | 866,606 | 49.8 | 832,102 | 47.4 | 34,504 | 858,615 | 47.1 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | | 1,740,292 | 100.0 | 1,756,290 | 100.0 | (15,998) | 1,823,790 | 100.0 |

## CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

| | (Note) | 6 months ended June 30, 2005 Amount | Percentage over sales | 6 months ended June 30, 2004 Amount | Percentage over sales | Increase (Decrease) Amount | Year ended December 31, 2004 Amount | Percentage over sales |
|---|---|---|---|---|---|---|---|---|
| | | | % | | % | | | % |
| Sales | | 740,276 | 100.0 | 759,449 | 100.0 | (19,173) | 1,654,886 | 100.0 |
| Cost of sales | | 438,665 | 59.3 | 460,484 | 60.6 | (21,819) | 1,008,049 | 60.9 |
| Gross profit | | 301,611 | 40.7 | 298,965 | 39.4 | 2,646 | 646,836 | 39.1 |
| Selling, general and administrative expenses | (*1) | 264,082 | 35.7 | 254,094 | 33.5 | 9,988 | 537,444 | 32.5 |
| Operating income | | 37,528 | 5.1 | 44,871 | 5.9 | (7,343) | 109,392 | 6.6 |
| Non-operating income | | | | | | | | |
| Interest income | | 324 | | 363 | | | 750 | |
| Dividend income | | 1,960 | | 2,409 | | | 3,341 | |
| Equity in earnings of affiliates | | 4,462 | | 653 | | | 5,112 | |
| Rental income | | — | | 863 | | | 1,621 | |
| Other | | 2,330 | | 1,479 | | | 3,209 | |
| Total | | 9,078 | 1.2 | 5,768 | 0.8 | 3,310 | 14,034 | 0.8 |
| Non-operating expenses | | | | | | | | |
| Interest expense | | 4,642 | | 5,216 | | | 10,221 | |
| Loss on sale and disposal of finished goods | | 1,462 | | — | | | 1,326 | |
| Other | | 1,482 | | 3,002 | | | 5,315 | |
| Total | | 7,588 | 1.0 | 8,219 | 1.1 | (631) | 16,864 | 1.0 |
| Ordinary income | | 39,019 | 5.3 | 42,420 | 5.6 | (3,401) | 106,562 | 6.4 |
| Special income | | | | | | | | |
| Gain on sale of fixed assets | (*2) | 274 | | 796 | | | 1,766 | |
| Reversal of allowance for doubtful accounts | | 1,473 | | 1,196 | | | 331 | |
| Gain on sale of investment securities | | 727 | | 280 | | | 319 | |
| Gain on release from the substitutional portion of the government's welfare pension insurance scheme | | — | | — | | | 26,162 | |
| Gain on sale of shares of subsidiaries and affiliates | | 8 | | — | | | 8,333 | |
| Total | | 2,483 | 0.3 | 2,273 | 0.3 | 210 | 36,913 | 2.2 |
| Special expenses | | | | | | | | |
| Loss on disposal of fixed assets | (*3) | 1,359 | | 3,185 | | | 5,743 | |
| Loss on sale of fixed assets | (*4) | 298 | | 131 | | | 251 | |
| Loss on Impairment | (*6) | — | | — | | | 12,419 | |
| Loss on devaluation of investment securities | | — | | — | | | 1,150 | |
| Loss on sale of investment securities | | 7 | | 4 | | | 17 | |
| Business restructuring expense | (*5) | 463 | | — | | | 912 | |
| Loss on devaluation of fixed assets of foreign subsidiaries | (*7) | — | | 2,826 | | | 12,962 | |
| Loss on sale of shares of subsidiaries and affiliates | | 159 | | — | | | — | |
| Total | | 2,287 | 0.3 | 6,146 | 0.8 | (3,859) | 33,458 | 2.0 |
| Income before income taxes and minority interests | | 39,214 | 5.3 | 38,546 | 5.1 | 668 | 110,018 | 6.6 |
| Income taxes | | 19,551 | 2.6 | 20,832 | 2.7 | (1,281) | 53,256 | 3.2 |
| Minority interests | | 4,739 | 0.6 | 3,487 | 0.5 | 1,252 | 7,662 | 0.5 |
| Net income | | 14,923 | 2.0 | 14,227 | 1.9 | 696 | 49,099 | 3.0 |

## CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Increase (Decrease) | Year ended December 31, 2004 |
|---|---|---|---|---|
| Capital surplus | | | | |
| Additional paid-in capital | | | | |
| Balance at beginning of year | 70,868 | 70,868 | — | 70,868 |
| Increase in capital surplus | | | | |
| Surplus from sale of treasury stock | 123 | 87 | 36 | 116 |
| Balance at end of period (year) | 70,992 | 70,956 | 36 | 70,984 |
| Retained earnings | | | | |
| Retained earnings at beginning of year | 687,905 | 651,078 | 36,827 | 651,078 |
| Increase in retained earnings | | | | |
| Net income | 14,923 | 14,227 | | 49,099 |
| Foreign currency translation adjustments of foreign subsidiaries and affiliates | 1,466 | — | | 287 |
| Total | 16,390 | 14,227 | 2,163 | 49,387 |
| Decrease in retained earnings | | | | |
| Cash dividends paid | 6,761 | 5,797 | | 12,078 |
| Bonuses paid to directors and corporate auditors | 248 | 245 | | 251 |
| ( corporate auditors' portion included above) | (15) | (27) | | (14) |
| Decrease due to exclusion of subsidiaries from the consolidation scope | — | — | | 62 |
| Decrease due to assets revaluation of foreign subsidiaries | — | — | | 72 |
| Foreign currency translation adjustments of foreign subsidiaries and affiliates | — | 18 | | — |
| Decrease due to decrease in number of companies in equity method | — | 93 | | 93 |
| Reversal of land revaluation difference | — | 0 | | 0 |
| Total | 7,010 | 6,155 | 855 | 12,559 |
| Balance at end of period (year) | 697,285 | 659,149 | 38,136 | 687,905 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

| | (Note) | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Increase (Decrease) | Year ended December 31, 2004 |
|---|---|---|---|---|---|
| Cash flows from operating activities | | | | | |
| Income before income taxes and minority interests | | 39,214 | 38,546 | 668 | 110,018 |
| Depreciation and amortization | | 34,898 | 37,184 | (2,286) | 74,059 |
| Amortization of consolidation differences | | 1,956 | 1,625 | 331 | 3,299 |
| Increase (decrease) in employees' pension and retirement benefits | | (854) | (4,840) | 3,986 | 13,174 |
| Interest and dividend income | | (2,285) | (2,772) | 487 | (4,091) |
| Equity in earnings of affiliates | | (4,462) | (653) | (3,809) | (5,112) |
| Interest expense | | 4,642 | 5,216 | (574) | 10,221 |
| Gain on sale of fixed assets | | (274) | (796) | 522 | (1,766) |
| Gain on sale of marketable securities and investment securities | | (727) | (280) | (447) | (319) |
| Loss on disposal and sale of fixed assets | | 1,657 | 3,316 | (1,659) | 5,995 |
| Decrease (increase) in notes and accounts receivable, trade | | 38,737 | 38,904 | (167) | (2,662) |
| Decrease (increase) in inventories | | (16,729) | (10,894) | (5,835) | 6,283 |
| Increase (decrease) in notes and accounts payable, trade | | (3,955) | (1,853) | (2,102) | 3,964 |
| Increase (decrease) in liquor taxes payable | | (45,532) | (40,892) | (4,640) | (173) |
| Increase (decrease) in consumption taxes payable | | (8,635) | — | (8,635) | — |
| Other | | (14,526) | (13,838) | (688) | (33,844) |
| Sub-total | | 23,123 | 47,971 | (24,848) | 179,046 |
| Interest and dividend received | | 4,018 | 3,985 | 33 | 6,284 |
| Interest paid | | (4,641) | (5,061) | 420 | (9,967) |
| Income taxes paid | | (18,187) | (23,793) | 5,606 | (47,399) |
| Net cash provided by operating activities | | 4,313 | 23,102 | (18,789) | 127,963 |
| Cash flows from investing activities | | | | | |
| Payment for purchases of property, plant and equipment and intangible assets | | (29,469) | (34,575) | 5,106 | (69,020) |
| Proceeds from sale of property, plant and equipment | | 429 | 2,994 | (2,565) | 5,261 |
| Payment for purchases of marketable securities and investment securities | | (35,068) | (1,944) | (33,124) | (2,758) |
| Proceeds from sale and redemption of marketable securities and investment securities | | 16,001 | 2,635 | 13,366 | 18,170 |
| Payment for acquisition of shares of newly consolidated subsidiaries | | — | (960) | 960 | (963) |
| Proceeds from acquisition of shares of newly consolidated subsidiaries | | — | 356 | (356) | 356 |
| Proceeds from sale of shares of subsidiaries excluded from the consolidation scope | | 7,511 | — | 7,511 | 810 |
| Other | | (2,984) | 5,437 | (8,421) | 3,891 |
| Net cash used in investing activities | | (43,578) | (26,057) | (17,521) | (44,252) |
| Cash flows from financing activities | | | | | |
| Increase (decrease) in short-term loans payable | | (3,567) | (7,928) | 4,361 | (6,824) |
| Proceeds from long-term debt | | 1,955 | 14,884 | (12,929) | 23,409 |
| Repayment of long-term debt | | (12,998) | (14,172) | 1,174 | (32,698) |
| Payment for purchase of treasury stock | | (10,265) | (325) | (9,940) | (785) |
| Proceeds from sale of treasury stock | | 43 | 297 | (254) | 432 |
| Cash dividends paid | | (6,754) | (5,802) | (952) | (12,088) |
| Cash dividends paid to minority shareholders | | (7,747) | (6,899) | (848) | (7,187) |
| Other | | 430 | (8) | 438 | (159) |
| Net cash provided by (used in) financing activities | | (38,902) | (19,955) | (18,947) | (35,901) |
| Effect of exchange rate fluctuation on cash and cash equivalents | | 575 | (226) | 801 | (424) |
| Net increase (decrease) in cash and cash equivalents | | (77,592) | (23,137) | (54,455) | 47,385 |
| Cash and cash equivalents at beginning of year | | 177,257 | 129,978 | 47,279 | 129,978 |
| Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries | | — | 25 | (25) | (105) |
| Cash and cash equivalents at end of period (year) | (*1) | 99,664 | 106,866 | (7,202) | 177,257 |

## SIGNIFICANT ACCOUNTING POLICIES

### 1. Scope of consolidation

(1) Consolidated subsidiaries: 275companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the six months ended June 30, 2005.

| | Reason for the change | Companies | Major subsidiaries |
|---|---|---|---|
| Increase | New acquisition | 1 | Subsidiary of LION NATHAN LTD. |
| | New establishment | 4 | Subsidiaries of Kirin Agribio EC B.V. and others |
| Decrease | Completion of liquidation | 3 | Subsidiaries of LION NATHAN LTD. |
| | Sale of shares | 2 | Kirin Feed Limited and other |
| | Merger | 1 | Subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. |

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. are excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

### 2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 16 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes in the scope of application of the equity method for the six months ended June 30, 2005

| | Reason for the change | Companies | Major subsidiaries and affiliates |
|---|---|---|---|
| Increase | New acquisition | 1 | Affiliate of Kirin (China) Investment Company, Limited |

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC., and affiliates including DIAMOND SPORTS CLUB CO., LTD. are not accounted for by the equity method, and were stated at cost because the effect of their net income or losses for the interim fiscal year and retained earnings on the consolidated financial statements are immaterial.

(4) Although the Company holds voting interests greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where interim accounting period-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their interim financial statements as of their interim accounting period-ends and for the first 6 months then ended for applying the equity method.
Where the difference between the Company's and affiliates' interim accounting period-ends is more than six months, the Company used their financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

### 3. Interim accounting period-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose interim accounting period-ends are different from that of the Company.

| Consolidated subsidiaries | Interim accounting period-end | |
|---|---|---|
| Lion Nathan Ltd. and its subsidiaries | March 31 | (i) |
| Twyford International Inc. and its subsidiaries | March 31 | (i) |
| Japan Potato Corporation | March 31 | (i) |
| Kirin Well-Foods Corporation | May 31 | (i) |
| Kirin Feed Limited | — | (ii) |
| Takeda-Kirin Foods Corporation | — | (iii) |

(i) The Company used the interim financial statements of the consolidated subsidiaries as of their interim accounting period-ends and for the first six months then ended for consolidation. And the Company made necessary adjustments for major transactions between end of the first six months of the consolidated subsidiary and end of the first six months of the Company.
(ii) *Due to the sale of shares, Kirin Feed Limited was excluded from the consolidated financial statements for the six months ended June* 30, 2005.
(iii) As Takeda-Kirin Foods Corporation has changed its fiscal year-end from March 31 to December 31, its interim accounting period agreed with the consolidated interim accounting period for the six months ended June 30, 2005. For the six months ended June 30, 2004, Takeda-Kirin Foods Corporation made necessary adjustments to its financial statements.

## 4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair market value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, plant and equipment

1) Depreciation for the Company and consolidated domestic subsidiaries is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
   Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2004)

Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004 for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized in the statements of income. Unrecognized prior service cost and unrecognized actuarial difference, which are relating to the substitutional portion, were recognized in the consolidated statements of income.

As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i)If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of Income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii)If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

4) Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current interim accounting period.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and items hedged:

| Hedging instruments | Hedged items |
|---|---|
| Forward foreign exchange contracts, currency swap contracts, etc. | Receivables and payables in foreign currency, future transactions in foreign currency |
| Interest rate swap contracts, etc. | Interests on loans receivable and loans payable |
| Commodity swap contracts, etc. | Commodity price |

(c) Hedging policy

The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

(d) Assessment of hedging effectiveness

The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

## 5. Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

## 6.CHANGE IN ACCOUNTING POLICIES

### (1) Accounting method for real estate business

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current interim accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.

This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.

The effect of this change was to increase sales and cost of sales by ¥2,326 million and ¥1,506 million, respectively, and to increase gross profit and operating income by ¥820 million, respectively, for the six months ended June 30, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes for the six months ended June 30, 2005.

The effect of this change on segment information is explained in Note "SEGMENT INFORMATION".

### (2) Accounting standard for employees' pension and retirement benefits

Effective from the current interim accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

The effect on employees' pension and retirement benefits of the adoption of this new accounting standard is immaterial.

## 7.CHANGE IN PRESENTATION

(CONSOLIDATED STATEMENTS OF INCOME)

(1) "Rental income" (¥121 million for the six months ended June 30, 2005), which was separately presented in "Non-operating income" for the six months ended June 30, 2004, is included in "Other" of "Non-operating income" for the six months ended June 30, 2005 because it became immaterial.

(2) "Loss on sale and disposal of finished goods", the amount of which was ¥462 million for the six months ended June 30, 2004, is separately presented in "Non-operating expenses" for the six months ended June 30, 2005 to conform to the disclosure requirements.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

(1) "Increase (decrease) in consumption taxes payable", the amount of which was (¥2,909) million and was included in "Other" of "Cash flows from operating activities" for the six months ended June 30, 2004, is separately presented in "Cash flows from operating activities" for the six months ended June 30, 2005 because it became material.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

## *1 Accumulated depreciation of property, plant and equipment

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Accumulated depreciation | 857,450 | 822,033 | 834,248 |

## *2 Detail of collateral

(1) Collateral

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Notes and accounts receivable, trade | 20,840 | 14,656 | 14,272 |
| Marketable securities | — | 3 | — |
| Buildings and structures | 1,718 | 2,831 | 1,835 |
| Machinery, equipment and vehicles | 1,041 | 1,078 | 1,052 |
| Land | 728 | 2,866 | 750 |
| Other intangible assets | 79 | 110 | 101 |
| Investment securities | — | 3 | — |
| Total | 24,409 | 21,550 | 18,012 |
| Following assets, which are included in the above, are pledged as factory foundation collateral | | | |
| Buildings and structures | 155 | 1,168 | 161 |
| Land | 46 | 2,174 | 46 |
| Total | 202 | 3,342 | 208 |

(2) Secured borrowing

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Short-term loans payable | 200 | 1,262 | 200 |
| Long-term debt (including current maturities of long-term debt) | 13,722 | 12,509 | 13,194 |
| Postage charge (facility limit) | 0 | 3 | 0 |
| Deposits received | 3,408 | 3,408 | 3,408 |
| Other long-term liabilities | — | 285 | — |
| Total | 17,331 | 17,469 | 16,803 |
| Following borrowings, which are included in the above, are guaranteed by factory foundation collateral | | | |
| Short-term loans payable | 200 | 1,100 | 200 |

Note: Factory foundation collateral consists of the Headquarters factory of Nagano Tomato Corporation for the six months ended June 30, 2005 and for the year ended December 31,2004.
Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation for the six months ended June 30, 2004.

## *3 Amount reduced from fixed-assets due to government subsidy received

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Buildings and structures | 129 | 36 | 129 |
| Machinery, equipment and vehicles | 299 | 250 | 250 |
| Total | 429 | 287 | 380 |

## 4 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| The Bacardi Lion Joint Venture | 1,243 | 797 | 796 |
| (in foreign currency) | (AUD 15,000) | (AUD 10,000) | (AUD 10,000) |
| Other | 525 | 396 | 599 |
| (Number) | (5) | (2) | (5) |
| (Foreign currencies included in "Other") | 18 | — | 11 |
| | (AUD 217) | — | (AUD 140) |

(2) Guarantees for employees' housing loan from banks (¥ millions)

| At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|
| 9,093 | 10,367 | 9,432 |

(3) Guarantees for customers (¥ millions, Foreign currency: thousands)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Southeastern Container, Inc. | 1,228 | 1,203 | 1,156 |
| (in foreign currency) | (USD 11,102) | (USD 11,102) | (USD 11,102) |
| Other | 1,038 | 1,089 | 1,081 |
| (Number) | (31) | (64) | (32) |
| Foreign currencies included in "Other" | 872 | 1,002 | 1,002 |
| (in foreign currency) | (AUD10,525) | (AUD12,566) | (AUD12,592) |
| Total contingent liabilities | 13,128 | 13,854 | 13,065 |
| (Arrangements similar to guarantees included in the above) | (307) | (396) | (388) |

## *5 Revaluation of land

Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity for the six months ended June 30, 2005 and for the year ended December 31, 2004.
While, for the six months ended June 30, 2004, the revaluation difference, net of tax, was accounted for as "Land revaluation difference" in shareholders' equity, and tax portion was accounted for as deferred income taxes included in "Other" of Investments and Other Assets.
Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.
Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003).
Following the application of the new accounting standard, the Company reviewed the business plan on the above mentioned land. As a result, the Company revised the amount of "Land revaluation difference" and related deferred tax assets or liability.

## 6 Discounted amount of notes receivable

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Trade notes discounted | 25 | 37 | 13 |

(CONSOLIDATED STATEMENTS OF INCOME)

## *1 Major elements of selling, general and administrative expenses

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Sales promotion | 75,674 | 68,423 | 158,869 |
| Freight | 24,258 | 23,577 | 50,222 |
| Advertising | 37,379 | 34,581 | 63,177 |
| Employees' pension and retirement benefit expenses | 4,446 | 5,787 | 11,260 |
| Salaries and wages of employees | 42,901 | 44,226 | 89,403 |
| Research and development expenses | 13,547 | 11,857 | 28,182 |
| Depreciation | 11,553 | 12,112 | 24,860 |

## *2 Gain on sale of fixed assets

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Buildings and structures | 21 | 30 | — |
| Land | 198 | 744 | 1,605 |
| Other | 53 | 21 | 161 |
| Total | 274 | 796 | 1,766 |

## *3 Loss on disposal of fixed assets

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Buildings and structures | 827 | 1,902 | 3,168 |
| Machinery, equipment and vehicles | 379 | 1,094 | 2,163 |
| Other | 152 | 188 | 412 |
| Total | 1,359 | 3,185 | 5,743 |

## *4 Loss on sale of fixed assets

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Buildings and structures | 28 | 17 | 44 |
| Machinery, equipment and vehicles | 267 | 46 | 127 |
| Land | — | — | 73 |
| Other | 1 | 66 | 5 |
| Total | 298 | 131 | 251 |

## *5 Business restructuring expense

| 6 Months ended June 30, 2005 | 6 Months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|
| Business restructuring expense represents premium on retirement benefits resulting from early retirement at 1 consolidated subsidiary. | — | Business restructuring expense represents premium on retirement benefits resulting from early retirement at 2 consolidated subsidiaries. |

## *6 Loss on impairment

During the fiscal year ended December 31, 2004, the Company and consolidated domestic subsidiaries recognized loss on impairment on following group of assets.

| Use | Location | Type of assets |
|---|---|---|
| Asset for rent | Shibuya-ku, Tokyo and 2 others | Land, buildings and structures, and other |
| Idle properties | Shioya-gun, Tochigi and 6 others | Land, buildings and structures, and other |
| Assets used for business (Restaurant business) | Minato-ku, Tokyo and 15 others | Buildings and structures, and other |
| Assets used for business (Operation of commercial facility) | Yokohama, Kanagawa | Buildings and structures, and other |

The Company and consolidated domestic subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.
For fixed assets in the real estate business included in others, the restaurant business and idle properties, each property or each store is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets for rent in the real estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market. Carrying amounts of certain assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts.

As a result, the Company recognized loss on impairment in the amount of ¥12,419 million, which consisted of land ¥10,059 million, buildings and structures ¥2,087 million and other ¥272 million, as special expenses for the year ended December 31, 2004.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0 %.

(Change in accounting standard for Impairment of Fixed Assets)
Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter.
As a result, income before income taxes and minority interests decreased by ¥12,419 million, compared with what would have been reported if the new accounting standard had not been adopted early.
Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

## *7 Loss on devaluation of fixed assets of foreign subsidiaries

| 6 Months ended June 30, 2005 | 6 Months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|
| — | Loss on devaluation of fixed assets of foreign subsidiaries represents devaluation of goodwill and property, plant and equipment (buildings and structures, etc.) of certain business to be sold by a foreign subsidiary (Lion Nathan Ltd.). | Loss on devaluation of fixed assets of foreign subsidiaries represents devaluation of goodwill of wine and beer business and property, plant and equipment (Machinery, equipment and vehicles) at consolidated overseas subsidiary (Lion Nathan Ltd.). |

## 8 Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the consolidated interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in interim consolidated statements of income.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

## *1. Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Cash | 103,846 | 110,589 | 183,501 |
| Marketable securities | 850 | 171 | 800 |
| Fixed term deposit over exceeding 3 months | (4,048) | (3,722) | (3,538) |
| Equity securities and bonds, etc with maturities exceeding 3 months | (849) | (171) | (800) |
| Short-term loans payable (bank overdrafts) | (134) | - | (2,706) |
| Cash and cash equivalents | 99,664 | 106,866 | 177,257 |

(LEASE TRANSACTIONS)

## 1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Machinery, equipment and vehicles | | | |
| Purchase price equivalents | 2,467 | 2,186 | 2,414 |
| Accumulated depreciation equivalents | 1,342 | 1,024 | 1,183 |
| Book value equivalents | 1,125 | 1,161 | 1,230 |
| Other property, plant and equipment (tools and equipment) | | | |
| Purchase price equivalents | 1,326 | 2,537 | 1,504 |
| Accumulated depreciation equivalents | 715 | 1,570 | 740 |
| Book value equivalents | 610 | 966 | 764 |
| Total | | | |
| Purchase price equivalents | 3,793 | 4,723 | 3,919 |
| Accumulated depreciation equivalents | 2,057 | 2,595 | 1,924 |
| Book value equivalents | 1,735 | 2,127 | 1,994 |

(2) Lease commitments (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Due within one year | 664 | 926 | 731 |
| Due over one year | 1,102 | 1,288 | 1,293 |
| Total | 1,767 | 2,214 | 2,024 |

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Lease expenses | 466 | 557 | 1,039 |
| Depreciation equivalents | 389 | 490 | 815 |
| Interest expense equivalents | 24 | 30 | 52 |

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

## 2.Lessee lease - Operating lease

The company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows. (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Due within one year | 2,032 | 2,171 | 2,118 |
| Due over one year | 5,018 | 8,136 | 5,781 |
| Total | 7,051 | 10,307 | 7,899 |

### 3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Other property, plant and equipment, (leased assets) | | | |
| Purchase price | 12,681 | 14,413 | 13,410 |
| Accumulated depreciation | 8,140 | 8,733 | 8,589 |
| Book value | 4,540 | 5,680 | 4,820 |
| Other intangible assets (leased assets) | | | |
| Purchase price | — | — | — |
| Accumulated depreciation | — | — | — |
| Book value | 735 | 765 | 730 |
| Total | | | |
| Purchase price | 12,681 | 14,413 | 13,410 |
| Accumulated depreciation | 8,140 | 8,733 | 8,589 |
| Book value | 5,276 | 6,445 | 5,551 |

(2) Lease commitments (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Due within one year | 1,604 | 2,355 | 1,747 |
| Due over one year | 3,773 | 5,566 | 3,934 |
| Total | 5,378 | 7,922 | 5,681 |

(3) Lease revenue, depreciation and interest income equivalents (¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Lease revenue | 1,147 | 1,351 | 2,645 |
| Depreciation | 984 | 1,188 | 2,275 |
| Interest income equivalents | 129 | 156 | 299 |

(4)Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

At June 30, 2005

## 1. Held-to-maturity debt securities with fair market value

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| (1)Governmental/municipal bonds | 1,479 | 1,485 | 6 |
| (2)Corporate bonds | 200 | 202 | 2 |
| Total | 1,679 | 1,687 | 8 |

## 2. Available-for-sale securities with fair market value

(¥ millions)

| | Acquisition cost | Book value | Difference |
|---|---|---|---|
| (1)Equity securities | 143,837 | 238,919 | 95,081 |
| (2)Bonds | | | |
| Governmental/municipal bonds | — | — | — |
| Corporate bonds | — | — | — |
| (3)Other | — | — | — |
| Total | 143,837 | 238,919 | 95,081 |

## 3. Book value of major securities not measured at fair market value

Available-for-sale securities

Unlisted securities ¥10,610 million

## 4. Impairment loss on investment securities

Impairment losses of ¥ 60 million were recognized in the consolidated statements of income for available-for-sale securities for the six months ended June 30, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

At June 30,2004

## 1. Held-to-maturity debt securities with fair market value

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| (1)Governmental/municipal bonds | 1,488 | 1,495 | 7 |
| (2)Corporate bonds | 219 | 232 | 12 |
| Total | 1,708 | 1,727 | 19 |

## 2. Available-for-sale securities with available fair market value

(¥ millions)

| | Acquisition cost | Book value | Difference |
|---|---|---|---|
| (1)Equity securities | 140,294 | 221,528 | 81,233 |
| (2)Bonds | | | |
| Governmental/municipal bonds | 49 | 51 | 1 |
| Corporate bonds | 5 | 5 | — |
| (3)Other | 75 | 75 | — |
| Total | 140,425 | 221,659 | 81,234 |

## 3. Book value of major securities not measured at fair market value

Available for sale securities

Unlisted securities ¥40,578 million

## 4. Impairment loss on investment securities

Impairment losses of ¥ 84 million were recognized in the consolidated statements of income for available-for-sale securities for the six months ended June 30, 2004. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

At December 31, 2004

## 1. Held-to-maturity debt securities with fair market value

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| (1)Governmental/municipal bonds | 1,418 | 1,427 | 8 |
| (2)Corporate bonds | 200 | 202 | 2 |
| Total | 1,618 | 1,629 | 10 |

## 2. Available-for-sale securities with fair market value

(¥ millions)

| | Acquisition cost | Book value | Difference |
|---|---|---|---|
| (1)Equity securities | 139,013 | 227,086 | 88,073 |
| (2)Bonds | | | |
| Governmental/municipal bonds | — | — | — |
| Corporate bonds | — | — | — |
| (3)Other | — | — | — |
| Total | 139,013 | 227,086 | 88,073 |

## 3. Book value of major securities not measured at fair market value

Available-for-sale securities

| | |
|---|---|
| Unlisted securities | ¥26,196 million |

## 4. Impairment loss on investment securities

Impairment losses of ¥1,150million were recognized in the consolidated statements of income as "Loss on devaluation of investment", for available-for-sale securities for the year ended December 31, 2004. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without available fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the 6 months ended June 30, 2005

Interest-related transactions

(¥ millions)

| Classification | Type of transaction | Notional amount | Portion due after one year included herein | Fair value | Unrealized gain (loss) |
|---|---|---|---|---|---|
| Non-market transactions | Interest rate swap<br>Receive fixed, pay floating | 3,318 | 3,318 | (50) | (50) |
| Total | | 3,318 | 3,318 | (50) | (50) |

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, *and are not included in the above.*

For the 6 months ended June 30, 2004

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and consolidated subsidiaries.

For the year ended December 31, 2004

Interest-related transactions

(¥ millions)

| Classification | Type of transaction | Notional amount | Portion due after one year included herein | Fair value | Unrealized gain (loss) |
|---|---|---|---|---|---|
| Non-market transactions | Interest rate swap<br>Receive fixed, pay floating | 3,126 | 3,126 | (17) | (17) |
| Total | | 3,126 | 3,126 | (17) | (17) |

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

(SEGMENT INFORMATION)

## 1. Business segment information

(¥ millions)

| | 6 months ended June 30,2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Alcohol Beverages | Soft Drinks | Pharma-ceuticals | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | | |
| Unaffiliated customers | 459,025 | 170,287 | 30,500 | 80,463 | 740,276 | — | 740,276 |
| Inter-segment | 1,104 | 66 | — | 49,002 | 50,173 | (50,173) | — |
| Total sales | 460,129 | 170,353 | 30,500 | 129,466 | 790,449 | (50,173) | 740,276 |
| Operating expenses | 435,175 | 165,233 | 24,755 | 127,327 | 752,491 | (49,743) | 702,747 |
| Operating income | 24,954 | 5,120 | 5,744 | 2,138 | 37,958 | (429) | 37,528 |

(¥ millions)

| | 6 months ended June 30,2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Alcohol Beverages | Soft Drinks | Pharma-ceuticals | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | | |
| Unaffiliated customers | 481,268 | 170,263 | 28,970 | 78,946 | 759,449 | — | 759,449 |
| Inter-segment | 1,293 | 306 | — | 44,672 | 46,273 | (46,273) | — |
| Total sales | 482,562 | 170,570 | 28,970 | 123,619 | 805,722 | (46,273) | 759,449 |
| Operating expenses | 453,837 | 163,621 | 22,850 | 119,685 | 759,994 | (45,416) | 714,578 |
| Operating income | 28,725 | 6,948 | 6,120 | 3,933 | 45,727 | (856) | 44,871 |

(¥ millions)

| | Year ended December 31, 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Alcohol Beverages | Soft Drinks | Pharma-ceuticals | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | | |
| Unaffiliated customers | 1,053,291 | 372,392 | 62,702 | 166,500 | 1,654,886 | — | 1,654,886 |
| Inter-segment | 2,421 | 139 | — | 102,667 | 105,229 | (105,229) | — |
| Total sales | 1,055,713 | 372,532 | 62,702 | 269,168 | 1,760,115 | (105,229) | 1,654,886 |
| Operating expenses | 985,992 | 349,780 | 50,559 | 261,301 | 1,647,634 | (102,140) | 1,545,494 |
| Operating income | 69,721 | 22,751 | 12,142 | 7,866 | 112,481 | (3,089) | 109,392 |

Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

| Business segment | Main products |
|---|---|
| Alcohol Beverages | Beer, Sparkling malt liquor (*Happo-shu*), New genre, whisky, spirits, wine, etc. |
| Soft drinks | Soft drinks and other drinks |
| Pharmaceuticals | Pharmaceutical products |
| Others | Engineering, logistics, floriculture etc. |

Unallocable operating expenses included in "Eliminations or Corporate" are as follows.

6 months ended June 30, 2005 ¥ 934million, mainly consists of costs for research and development of basic technologies at the Company.

6 months ended June 30, 2004 ¥ 1,536million, mainly consists of costs for new business development and costs for research and development of basic technologies at the Company.

Year ended December 31, 2004 ¥ 4,050million, mainly consists of costs for new business development and costs for research and development of basic technologies at the Company.

As discussed in "CHANGE IN ACCOUNTING POLICIES", effective from the current interim accounting period, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.
In accordance with this change, the Company reclassifies costs for new business development (355million is recorded for the current interim accounting period) which was included in "Eliminations or Corporate" into "Others" segment as the operating expenses of real estate business.
The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Others" segment by 2,810 million, 2,290 million and 520 million, respectively for the six months ended June 30, 2005 compared with what would have been recorded under the previous method. The effect on other segments of this change is immaterial.

## 2. Geographical segment information

(¥ millions)

| | 6 months ended June 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Japan | Asia / Oceania | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | |
| Unaffiliated customers | 629,321 | 81,841 | 29,113 | 740,276 | — | 740,276 |
| Inter-segment | 1,104 | 445 | 1,101 | 2,652 | (2,652) | — |
| Total sales | 630,426 | 82,287 | 30,215 | 742,929 | (2,652) | 740,276 |
| Operating expenses | 609,220 | 67,551 | 27,765 | 704,537 | (1,789) | 702,747 |
| Operating income | 21,206 | 14,736 | 2,449 | 38,392 | (863) | 37,528 |

(¥ millions)

| | 6 months ended June 30, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Japan | Asia / Oceania | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | |
| Unaffiliated customers | 648,008 | 81,333 | 30,108 | 759,449 | — | 759,449 |
| Inter-segment | 950 | 557 | 677 | 2,184 | (2,184) | — |
| Total sales | 648,958 | 81,890 | 30,785 | 761,634 | (2,184) | 759,449 |
| Operating expenses | 619,193 | 67,985 | 28,112 | 715,291 | (712) | 714,578 |
| Operating income | 29,765 | 13,904 | 2,672 | 46,343 | (1,471) | 44,871 |

(¥ millions)

| | Year ended December 31, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Japan | Asia / Oceania | Others | Total | Eliminations or Corporate | Consolidated |
| Sales | | | | | | |
| Unaffiliated customers | 1,442,288 | 156,814 | 55,783 | 1,654,886 | — | 1,654,886 |
| Inter-segment | 2,052 | 1,222 | 1,647 | 4,922 | (4,922) | — |
| Total sales | 1,444,340 | 158,037 | 57,431 | 1,659,809 | (4,922) | 1,654,886 |
| Operating expenses | 1,358,675 | 134,261 | 53,555 | 1,546,491 | (997) | 1,545,494 |
| Operating income | 85,665 | 23,775 | 3,876 | 113,317 | (3,925) | 109,392 |

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows;

| | |
|---|---|
| Asia, Oceania | East Asia, Southeast Asia, Oceania |
| Others | U.S.A., Europe |

Amounts and major items included in "Eliminations or Corporate" are the same as those described in 1. Business segment information.

As discussed in "CHANGE IN ACCOUNTING POLICIES", effective from the current interim accounting period, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.
In accordance with this change, the Company reclassifies costs for new business development (355million is recorded for the current interim accounting period) which was included in "Eliminations or Corporate" into "Japan" segment as the operating expenses of real estate business.
The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Japan" segment by 2,326 million, 1,861 million and 464 million, respectively for the six months ended June 30, 2005 compared with what would have been recorded under the previous method.

## 3. Overseas sales

(¥ millions)

| | 6 months ended June 30, 2005 | | |
|---|---|---|---|
| | Asia, Oceania | Others | Total |
| Overseas sales | 83,635 | 30,040 | 113,676 |
| Consolidated sales | — | — | 740,276 |
| Percentage of overseas sales over consolidated sales(%) | 11.3 | 4.1 | 15.4 |

(¥ millions)

| | 6 months ended June 30, 2004 | | |
|---|---|---|---|
| | Asia, Oceania | Others | Total |
| Overseas sales | 83,472 | 30,728 | 114,201 |
| Consolidated sales | — | — | 759,449 |
| Percentage of overseas sales over consolidated sales(%) | 10.99 | 4.05 | 15.04 |

(¥ millions)

| | Year ended December 31, 2004 | | |
|---|---|---|---|
| | Asia, Oceania | Others | Total |
| Overseas sales | 160,999 | 57,687 | 218,687 |
| Consolidated sales | — | — | 1,654,886 |
| Percentage of overseas sales over consolidated sales(%) | 9.7 | 3.5 | 13.2 |

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

| | |
|---|---|
| Asia, Oceania | East Asia, Southeast Asia, Oceania |
| Others | U.S.A., Europe |

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

## 1. PRODUCTION PERFORMANCE

Production performance for the six months ended June 30, 2005 classified by the type of business segment was as follows:

| Business segment | Amount (¥ million) | Percentage change (%) |
|---|---|---|
| Alcohol beverages | 447,657 | (2.7) |
| Soft drinks | 64,841 | (2.9) |
| Pharmaceuticals | 32,478 | 12.4 |
| Others | 33,441 | 10.3 |
| Total | 578,419 | (1.3) |

(Note) The amounts are calculated based on sales price without consumption taxes.

## 2. ORDERS RECEIVED

Orders received for the six months ended June 30, 2005 classified by the type of business segment was as follows.

The Company and subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.

| Business segment | Orders received | | Backlog | |
|---|---|---|---|---|
| | Amount (¥ million) | Percentage change (%) | Amount (¥ million) | Percentage change (%) |
| Alcohol beverages | 330 | 44.3 | — | — |
| Soft drinks | 716 | 14.0 | — | — |
| Pharmaceuticals | — | — | — | — |
| Others | 8,455 | 113.2 | 1,069 | (2.0) |
| Total | 9,503 | 97.0 | 1,069 | (2.0) |

(Note) The amounts are calculated based on sales price without consumption taxes.

## 3. SALES PERFORMANCE

Sales performance for the six months ended June 30, 2005 classified by the type of business segment was as follows:

| Business segment | Amount (¥ million) | Percentage change (%) |
|---|---|---|
| Alcohol beverages | 459,025 | (4.6) |
| Soft drinks | 170,287 | 0.0 |
| Pharmaceuticals | 30,500 | 5.3 |
| Others | 80,463 | 1.9 |
| Total | 740,276 | (2.5) |

(Note) The consumption taxes are not included in the above amounts.

(Per share information)

| 6 Months ended June 30,2005 | 6 Months ended June 30,2004 | Year ended December 31, 2004 |
|---|---|---|
| Shareholders' equity per share: ¥905.86 | Shareholders' equity per share: ¥861.34 | Shareholders' equity per share: ¥888.65 |
| Net income per share (Primary): ¥15.55 | Net income per share (Primary): ¥14.73 | Net income per share (Primary): ¥50.58 |
| Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. | Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. | Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. |

Note: The basis for calculation of Net income per share was as follows.

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Net income (¥ millions) | 14,923 | 14,227 | 49,099 |
| (¥ millions) Amount not attributable to common stock | — | — | 242 |
| (Bonuses paid to directors by appropriation of unappropriated retained eamings included in the above) | — | — | (242) |
| (¥ millions) Net income attributable to common stock | 14,923 | 14,227 | 48,856 |
| (thousands of shares) Average number of common stock outstanding during the period | 959,755 | 966,033 | 965,997 |

(Subsequent events)

| 6 Months ended June 30, 2005 | 6 Months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|
| — | (Sale of shares of subsidiaries by foreign consolidated subsidiary)<br>On September 15, 2004, Lion Nathan LTD, consolidated foreign subsidiary, has entered into an unconditional agreement to sell whole shares of Lion Nathan Investments (Suzhou) Ltd. to China Resources Breweries Limited for USD 154 million (¥16,889 million) at September 30, 2004.<br>The sales price represents a premium to the book value of Lion Nathan Investments (Suzhou) Ltd. of around A$120 million (¥9,236 million). And the amount of difference between this premium and the related expenses will be recognized as the gain on sales of shares of subsidiaries for the year ended December 31, 2004.<br>The yen amounts are exchanged by the rate as of September 15, 2004. | (Acquisition of treasury stocks)<br>On March 7, 2005, the Board of Directors of the Company made a resolution to purchase treasury stocks from the market in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan and the Company's Articles of Incorporation, to actively implement measures of management including finance policies, in response to changing business environment. And the Company purchased 9,000,000 shares of treasury stocks through a tender offer on March 8, 2005 in the aggregate acquisition costs of ¥9,945 million. |

# Supplementary Documents

## to the
## Consolidated
## Financial Statements

## as of and for six-month period ended
## June 30, 2005

Contents



**KIRIN BREWERY COMPANY, LIMITED**

**August 10, 2005**

## Consolidated

### 1. Results of Operations

(¥ billions)

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | The 1st half Actual | Annual Forecast | The 1st half Actual | Annual Actual |
| Sales | [redacted] | 1,650.0 | [redacted] | 1,654.8 |
| Operating income | [redacted] | 110.0 | [redacted] | 109.3 |
| Ordinary income | [redacted] | 109.0 | [redacted] | 106.5 |
| Net income | [redacted] | 50.0 | [redacted] | 49.0 |

### 2. Scope of Consolidation and Application of Equity method

(Number of companies)

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | The 1st half Actual | Annual Forecast | The 1st half Actual | Annual Actual |
| *Consolidated subsidiaries* | [redacted] | 277 | [redacted] | 276 |
| Unconsolidated subsidiary under equity method | [redacted] | 0 | [redacted] | 0 |
| Affiliated companies under equity method | [redacted] | 16 | [redacted] | 15 |

### 3. Sales Details

(¥ billions)

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | The 1st half Actual | | Annual Forecast | | The 1st half Actual | | Annual Actual | |
| Sales volume | [redacted] | | | | [redacted] | | | |
| Alcohol beverages | [redacted] | [redacted] | thousand KL | Increase (Decrease) | [redacted] | [redacted] | thousand KL | Increase (Decrease) |
| Beer, *Happo-shu* and New genre | [redacted] | [redacted] | 3,454 | 1.0% | [redacted] | [redacted] | 3,421 | (0.3%) |
| | [redacted] | [redacted] | Million cases | Increase (Decrease) | [redacted] | [redacted] | Million cases | Increase (Decrease) |
| Soft drinks | [redacted] | [redacted] | 224 | 2.5% | [redacted] | [redacted] | 218 | 3.4% |
| Sales by business segments | [redacted] | | | | [redacted] | | | |
| Total sales | [redacted] | [redacted] | 1,650.0 | (0.3%) | [redacted] | [redacted] | 1,654.8 | 3.6% |
| Alcohol beverages | [redacted] | [redacted] | 1,033.5 | (1.9%) | [redacted] | [redacted] | 1,053.2 | 0.8% |
| Beer, *Happo-shu* and New genre | [redacted] | [redacted] | 910.7 | (2.8%) | [redacted] | [redacted] | 937.1 | 0.1% |
| Other alcohol beverages | [redacted] | [redacted] | 122.8 | 5.8% | [redacted] | [redacted] | 116.1 | 6.5% |
| Soft drinks | [redacted] | [redacted] | 379.3 | 1.9% | [redacted] | [redacted] | 372.3 | 3.6% |
| Pharmaceuticals | [redacted] | [redacted] | 66.0 | 5.3% | [redacted] | [redacted] | 62.7 | 9.0% |
| Other business | [redacted] | [redacted] | 171.2 | 2.8% | [redacted] | [redacted] | 166.5 | 23.4% |
| Agribio | [redacted] | [redacted] | 23.4 | 1.5% | [redacted] | [redacted] | 23.0 | (3.7%) |
| Nutrient Food & Feed | [redacted] | [redacted] | 33.0 | (23.1%) | [redacted] | [redacted] | 42.9 | 17.5% |
| Other | [redacted] | [redacted] | 114.8 | 14.2% | [redacted] | [redacted] | 100.5 | 35.0% |

Consolidated

## 4. Profit Breakdown for the 1st 6-month period (Actual)

(¥ billions)

| Item | 2005 The 1st half Actual | 2004 The 1st half Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| Sales | 740.2 | 759.4 | (19.2) | |
| Decrease in Operating income of other subsidiaries | | | (1.1) | Kirin Well-Foods (0.6), Takeda-Kirin Foods (0.5), Kirin Logistics (0.4), Lion Nathan 0.6, etc. |
| Decrease in Operating income of Kirin Beverage | | | (1.5) | 5.6→4.1 |
| Decrease in Operating income of Parent Company | | | (4.7) | 18.2→13.5 |
| Decrease in Operating income | 37.5 | 44.8 | (7.3) | |
| Increase in net of equity in earnings of affiliates | | | 3.8 | Kirin-Amgen 3.1, etc. |
| Increase in net of Non-operating income and expenses of other subsidiaries | | | 0.3 | Lion Nathan 0.7, etc |
| Increase in net of Non-operating income and expenses of Kirin Beverage | | | 0.2 | |
| Decrease in net of Non-operating income and expenses of Parent Company | | | (0.4) | |
| Decrease in Ordinary income | 39.0 | 42.4 | (3.4) | |
| Increase in net of Special income, expenses and income taxes of Parent Company | | | 3.0 | Decrease in Income taxes 1.2<br>Increase in Special income, net of Special expenses 1.8 |
| Increase in net of Special income, expenses and Income taxes of other subsidiaries | | | 2.2 | Lion Nathan 2.3, etc. |
| Increase in net of Special income, expenses and Income taxes of Kirin Beverage | | | 0.2 | |
| Increase in Minority Interests | | | (1.3) | (3.4)→(4.7) |
| Increase in Net income | 14.9 | 14.2 | 0.7 | |

Consolidated

## 5. Profit Breakdown for the current fiscal year (Forecast)

(¥ billions)

| Item | 2005 Forecast | 2004 Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| | | | | |
| Sales | [illegible] | [illegible] | [illegible] | |
| Increase in Operating income of Parent Company | | | 1.1 | 52.9→54.0 |
| Increase in Operating income of Kirin Beverage | | | 0.1 | 19.6→19.7 |
| Decrease in Operating income of other subsidiaries | | | (0.5) | Takeda-Kirin Foods (0.7), Kirin Logistics (0.7), Lion Nathan 0.8, etc. |
| Increase in Operating income | 110.0 | 109.3 | 0.7 | |
| Increase in net of equity in earnings of affiliates | | | 1.2 | Kinki Coca-Cola Bottling 0.3, etc. |
| Increase in net of Non-operating income and expenses of Kirin Beverage | | | 0.7 | |
| Increase in net of Non-operating income and expenses of other subsidiaries | | | 0.7 | |
| Decrease in net of Non-operating income and expenses of Parent Company | | | (0.8) | |
| Increase in Ordinary income | 109.[illegible] | 106.[illegible] | 2.5 | |
| Increase in net of Special income, expenses and Income taxes of Parent Company | | | 2.3 | Decrease in Income taxes 12.9<br>Decrease in Special income, net of Special expenses (10.6) |
| Decrease in Minority Interests | | | 0.2 | (7.6)→(7.4) |
| Decrease in net of Special income, expenses and Income taxes of Kirin Beverage | | | (0.7) | |
| Decrease in net of Special income, expenses and Income taxes of other subsidiaries | | | (3.3) | Elimination of investment devaluation in consolidation, net of taxes (1.6), Lion Nathan (0.3), etc. |
| Increase in Net income | 50.[illegible] | 49.0 | 1.0 | |

Note: As for Lion Nathan Ltd. and San Miguel Corporation, the Company used their 2004 results (annual) in local currency for 2005 forecast since they do not disclose their forecast.

## Consolidated

### 6. Major Expenses and Others

(¥ billions)

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | The 1st half Actual | Forecast | The 1st half Actual | Actual |
| Sales promotion | [redacted] | 235.0 | [redacted] | 158.8 |
| Advertising | [redacted] | | [redacted] | 63.1 |
| Research and development expenses | [redacted] | 29.5 | [redacted] | 28.2 |
| Depreciation | [redacted] | 72.0 | [redacted] | 74.0 |
| Financial profit, net | [redacted] | (5.0) | [redacted] | (6.1) |
| Capital expenditures | [redacted] | 81.0 | [redacted] | 69.0 |
| Cash flows | [redacted] | (21.0) | [redacted] | 47.3 |
| Operating activities | [redacted] | 103.0 | [redacted] | 127.9 |
| Investing activities | [redacted] | (84.0) | [redacted] | (44.2) |
| Financing activities | [redacted] | (40.0) | [redacted] | (35.9) |

Consolidated

## 7. Major Fluctuations of Assets and Liabilities

(¥ billions)

| | 2005 The 1st half Actual | 2004 The 1st half Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Fixed Assets | | | | |
| Property, plant and equipment | | | | |
| Land | 154.8 | 165.3 | (10.5) | Decrease due to the adoption of the new accounting standard for the impairment fixed assets, etc. |
| Intangible Assets | | | | |
| Other *1 | 92.5 | 104.9 | (12.4) | Decrease at Lion Nathan, etc. |
| Investment and Other Assets | | | | |
| Investment securities | 404.9 | 380.6 | 24.3 | Increase in shares of subsidiaries and affiliates at Parent company, etc. |

| | | | | |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| Current Liabilities | | | | |
| Deposits received | 36.7 | 52.1 | (15.4) | Decrease due to the sales termination of gift coupon at Parent Company, etc. |
| Long-term Liabilities | | | | |
| Long-term debt | 63.6 | 94.0 | (30.4) | Decrease at Lion Nathan, etc. |
| Employees' pension and retirement benefits | 72.3 | 81.3 | (9.0) | Decrease due to the release from the substitutional portion of the government's welfare pension insurance scheme at Parent Company, etc. |
| Other | 47.7 | 35.5 | 12.2 | Increase in deferred tax liabilities due to increase in unrealized holding gains on securities along with the improvement in stock price at Parent company and others, etc. |

| | | | | |
|---|---|---|---|---|
| **SHAREHOLDERS' EQUITY** | | | | |
| Net unrealized holding gains on securities | 56.6 | 48.3 | 8.3 | Increase in unrealized holding gains on securities along with the improvement in stock price at Parent company, etc. |

*1 Decrease mainly in goodwill

Consolidated

## 8. Analysis of Operating Income by Business Segment

Fluctuation between the 1st half of 2005 Actual and the 1st half of 2004 Actual (¥ billions)

| | Alcohol beverages | Soft drinks | Pharma-ceuticals | Others | Eliminations or Corporate | Total |
|---|---|---|---|---|---|---|
| Operating income – The 1st half of 2004 Actual | 28.7 | 6.9 | 6.1 | 3.9 | (0.8) | 44.8 |
| Increase (Decrease) in Gross Profit | (0.3) | (0.2) | 2.1 | 0.7 | 0.3 | 2.6 |
| Decrease (Increase) in Selling, general and administrative expenses | (3.5) | (1.6) | (2.5) | (2.5) | 0.2 | (9.9) |
| Increase (Decrease) in Operating income | (3.8) | (1.8) | (0.4) | (1.8) | 0.5 | (7.3) |
| Operating income –The 1st half of 2005 Actual | 24.9 | 5.1 | 5.7 | 2.1 | (0.3) | 37.5 |

Fluctuation between 2005 Forecast and 2004 Actual (¥ billions)

| | Alcohol beverages | Soft drinks | Pharma-Ceuticals | Others | Eliminations or Corporate | Total |
|---|---|---|---|---|---|---|
| Operating income – 2004 Actual | 69.7 | 22.7 | 12.1 | 7.8 | (3.0) | 109.3 |
| Increase (Decrease) in Gross Profit | 8.5 | 2.5 | 4.9 | 0.1 | - | 16.0 |
| Decrease (Increase) in Selling, general and administrative expenses | (7.5) | (2.9) | (4.9) | (2.2) | 2.2 | (15.3) |
| Increase (Decrease) in Operating income | 1.0 | (0.4) | 0.0 | (2.1) | 2.2 | 0.7 |
| Operating income – 2005 Forecast | 70.7 | 22.3 | 12.1 | 5.7 | (0.8) | 110.0 |

## Consolidated

## 9. Results of Operations by Major Companies

2005 The 1st half Actual (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | 410.8 | 13.5 | 24.5 | 15.9 | 15.9 |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | 177.1 | 4.1 | 3.9 | 1.0 | 0.6 |
| Lion Nathan Ltd. | 75.8 | 18.3 | 15.4 | 10.3 | 4.7 |
| Consolidation adjustment of Intagible assets | | (2.9) | (2.9) | (2.9) | (1.3) |
| Amortization of consolidation differences | | (1.2) | (1.2) | (1.2) | (1.2) |
| Kirin Logistics Co., Ltd. | 41.0 | 0.8 | 0.5 | 0.4 | 0.4 |
| Kirin Engineering Co., Ltd. | 13.9 | 0.4 | 0.4 | 0.2 | 0.2 |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | 86.1 | 2.5 | 2.4 | 1.3 | *0.5 |
| Yonekyu Corporation | 53.3 | 1.3 | 1.7 | 0.6 | *0.1 |
| Equity in earnings of affiliates in total of above 2 companies (*Total) | | | 0.6 | 0.6 | 0.6 |
| Others (including adjustments in consolidation) | 21.6 | 4.5 | (2.2) | (9.4) | (5.0) |
| Consolidated amount | 740.2 | 37.5 | 39.0 | 14.9 | 14.9 |

2004 The 1st half Actual (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | 427.7 | 18.2 | 29.6 | 18.0 | 18.0 |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | 177.5 | 5.6 | 5.2 | 2.1 | 1.0 |
| Lion Nathan Ltd. | 76.1 | ※17.7 | ※14.1 | 6.7 | 3.1 |
| Consolidation adjustment of Intagible assets | | (2.8) | (2.8) | (2.8) | (1.3) |
| Amortization of consolidation differences | | (1.2) | (1.2) | (1.2) | (1.2) |
| Kirin Logistics Co., Ltd. | 38.6 | 1.2 | 1.1 | 0.6 | 0.6 |
| Kirin Engineering Co., Ltd. | 10.2 | 0.3 | 0.4 | 0.2 | 0.2 |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | 90.8 | 3.0 | 2.9 | 0.9 | *0.3 |
| Yonekyu Corporation | 50.3 | 1.5 | 1.5 | 0.7 | *0.1 |
| Equity in earnings of affiliates in total of above 2 companies (*Total) | | | 0.4 | 0.4 | 0.4 |
| Others (including adjustments in consolidation) | 29.3 | 5.8 | (4.4) | (9.8) | (6.6) |
| Consolidated amount | 759.4 | 44.8 | 42.4 | 14.2 | 14.2 |

※As for 2004 Actual information, the Company reclassified certain amount included in operating income into special expenses in the consolidated statements of income, which was shown above.

Increase (Decrease) (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | (16.9) | (4.7) | (5.1) | (2.1) | (2.1) |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | (0.4) | (1.5) | (1.3) | (1.1) | (0.4) |
| Lion Nathan Ltd. | (0.3) | 0.6 | 1.3 | 3.6 | 1.6 |
| Consolidation adjustment of Intagible assets | | (0.1) | (0.1) | (0.1) | 0.0 |
| Amortization of consolidation differences | | 0.0 | 0.0 | 0.0 | 0.0 |
| Kirin Logistics Co., Ltd. | 2.4 | (0.4) | (0.6) | (0.2) | (0.2) |
| Kirin Engineering Co., Ltd. | 3.7 | 0.1 | 0.0 | 0.0 | 0.0 |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | (4.7) | (0.5) | (0.5) | 0.4 | *0.2 |
| Yonekyu Corporation | 3.0 | (0.2) | 0.2 | (0.1) | *0.0 |
| Equity in earnings of affiliates in total of above 2 companies (*Total) | | | 0.2 | 0.2 | 0.2 |
| Others (including adjustments in consolidation) | (7.7) | (1.3) | 2.2 | 0.4 | 1.6 |
| Consolidated amount | (19.2) | (7.3) | (3.4) | 0.7 | 0.7 |

| Exchange rate for overseas companies | 2005 The 1st half Actual | 2004 The 1st half Actual |
|---|---|---|
| Lion Nathan Ltd. (Australian $) | ¥80.95 | ¥80.06 |

Consolidated

## 9. Results of Operations by Major Companies

2005 Forecast (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | 944.0 | 54.0 | 67.0 | 43.0 | 43.0 |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | 391.0 | 19.7 | 18.9 | 8.7 | 5.1 |
| Lion Nathan Ltd. | 149.1 | ※32.4 | ※24.9 | 12.9 | 5.9 |
| Consolidation adjustment of Intagible assets | | (5.8) | (5.8) | (5.8) | (2.7) |
| Amortization of consolidation differences | | (2.5) | (2.5) | (2.5) | (2.5) |
| Kirin Logistics Co., Ltd. | 89.9 | 2.5 | 2.2 | 1.5 | 1.5 |
| Kirin Engineering Co., Ltd. | 44.9 | 0.9 | 0.9 | 0.5 | 0.5 |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | 185.4 | 7.9 | 7.8 | 4.4 | *1.8 |
| Yonekyu Corporation | 107.7 | 2.7 | 3.2 | 1.3 | *0.2 |
| San Miguel Corporation | 331.9 | 33.1 | 27.1 | 15.2 | *3.0 |
| Equity in earnings of affiliates in total of above 3 companies (*Total) | | | 5.0 | 5.0 | 5.0 |
| Amortization of consolidation difference equivalents of San Miguel Corporation | | | (2.1) | (2.1) | (2.1) |
| Others (including adjustments in consolidation) | 31.1 | 8.8 | 0.5 | (11.2) | (3.7) |
| Consolidated amount | 1,650.0 | 110.0 | 109.0 | 50.0 | 50.0 |

(Note) As for Lion Nathan Ltd., the Company used their 2004 results (Actual) in local currency for 2005 Forecast since they do not disclose their forecast. (No adjustment was made except for exchange rate.)

2004 Actual (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | 956.9 | 52.9 | 66.7 | 40.4 | 40.4 |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | 387.2 | 19.6 | 18.1 | 8.6 | 5.1 |
| Lion Nathan Ltd. | 145.4 | ※31.6 | ※24.3 | 12.6 | 5.8 |
| Consolidation adjustment of Intagible assets | | (5.7) | (5.7) | (5.7) | (2.6) |
| Amortization of consolidation differences | | (2.5) | (2.5) | (2.5) | (2.5) |
| Kirin Logistics Co., Ltd. | 82.6 | 3.2 | 3.1 | 1.6 | 1.6 |
| Kirin Engineering Co., Ltd. | 32.3 | 1.3 | 1.3 | 0.8 | 0.8 |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | 193.0 | 7.9 | 7.8 | 3.6 | *1.5 |
| Yonekyu Corporation | 102.7 | 3.1 | 3.0 | 1.6 | *0.3 |
| San Miguel Corporation | 337.1 | 33.7 | 27.6 | 15.4 | *2.3 |
| Equity in earnings of affiliates in total of above 3 companies (*Total) | | | 4.2 | 4.2 | 4.2 |
| Amortization of consolidation difference equivalents of San Miguel Corporation | | | (1.7) | (1.7) | (1.7) |
| Others (including adjustments in consolidation) | 50.2 | 8.9 | (1.3) | (9.2) | (2.0) |
| Consolidated amount | 1,654.8 | 109.3 | 106.5 | 49.0 | 49.0 |

※As for 2004 Actual (2005 Forecast)information, the Company reclassified certain amount included in operating income into special expenses in the consolidated statements of income, which was shown above.

Increase (Decrease) (¥billions)

| | Sales | Operating Income | Ordinary Income | Net Income | (Consolidated) Net Income |
|---|---|---|---|---|---|
| Kirin Brewery Company, Limited | (12.9) | 1.1 | 0.3 | 2.6 | 2.6 |
| (Major Consolidated Subsidiaries) | | | | | |
| Kirin Beverage Corporation | 3.8 | 0.1 | 0.8 | 0.1 | 0.0 |
| Lion Nathan Ltd. | 3.7 | 0.8 | 0.6 | 0.3 | 0.1 |
| Consolidation adjustment of Intagible assets | | (0.1) | (0.1) | (0.1) | (0.1) |
| Amortization of consolidation differences | | 0.0 | 0.0 | 0.0 | 0.0 |
| Kirin Logistics Co., Ltd. | 7.3 | (0.7) | (0.9) | (0.1) | (0.1) |
| Kirin Engineering Co., Ltd. | 12.6 | (0.4) | (0.4) | (0.3) | (0.3) |
| (Major Affiliates) | | | | | |
| Kinki Coca-Cola Bottling Co., Ltd. | (7.6) | 0.0 | 0.0 | 0.8 | *0.3 |
| Yonekyu Corporation | 5.0 | (0.4) | 0.2 | (0.3) | *(0.1) |
| San Miguel Corporation | (5.2) | (0.6) | (0.5) | (0.2) | *0.7 |
| Equity in earnings of affiliates in total of above 3 companies (*Total) | | | 0.8 | 0.8 | 0.8 |
| Amortization of consolidation difference equivalents of San Miguel Corporation | | | (0.4) | (0.4) | (0.4) |
| Others (including adjustments in consolidation) | (19.1) | (0.1) | 1.8 | (2.0) | (1.7) |
| Consolidated amount | (4.8) | 0.7 | 2.5 | 1.0 | 1.0 |

| Exchange rate for overseas companies | 2005 Forecast | 2004 Actual |
|---|---|---|
| Lion Nathan Ltd. (Australian $) | ¥81.00 | ¥78.99 |
| San Miguel corporation (Philippine P) | ¥1.90 | ¥1.93 |

# KIRIN BREWERY COMPANY, LIMITED

August 10, 2005

## SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2005(UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2005

**KIRIN BREWERY COMPANY, LIMITED**

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/ )

| | |
|---|---|
| Code No.: | 2503 |
| Shares Listed: | Tokyo, Osaka, Nagoya, Fukuoka and Sapporo |
| Interim dividend plan: | Yes |
| Minimum number of shares to have voting rights: | 1,000shares |
| Representative: | Mr. Koichiro Aramaki, President |
| For further information, please contact: | Mr. Kensuke Suzuki, General Manager,<br>Corporate Communications & IR Group,<br>CSR & Communications Division.<br>Telephone: 81- 3- 5540- 3450 from overseas |

Date of the Board of Directors' Meeting for the semi-annual operation results: August 10, 2005

Date of commencement of payment of interim dividend: September 12, 2005

## 1. Business results and financial positions for the first half of the current fiscal year

(January 1, 2005 - June 30, 2005) [Unit: Japanese yen (¥) ]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

| | Sales (¥ millions) | Percentage change (%) | Operating income (¥ millions) | Percentage change (%) | Ordinary income (¥ millions) | Percentage change (%) |
|---|---|---|---|---|---|---|
| 6 months ended June 30, 2005 | 410,895 | (3.9) | 13,574 | (25.5) | 24,502 | (17.5) |
| 6 months ended June 30, 2004 | 427,756 | (1.1) | 18,213 | (0.6) | 29,689 | (3.6) |
| Year ended December 31, 2004 | 956,969 | | 52,945 | | 66,797 | |

| | Net income (¥ millions) | Percentage Change (%) | Net income per share primary (¥) |
|---|---|---|---|
| 6 months ended June 30, 2005 | 15,910 | (11.8) | 16.58 |
| 6 months ended June 30, 2004 | 18,031 | (2.2) | 18.66 |
| Year ended December 31, 2004 | 40,485 | | 41.76 |

Notes : ①Average number of shares of common stock outstanding during the period:

| | |
|---|---|
| June 30, 2005 | 959,755,388 shares |
| June 30, 2004 | 966,240,313 shares |
| December 31, 2004 | 966,180,251 shares |

②Change in accounting policies: Yes

③Percentage change means the ratio of increase or decrease in each item of business results for the 6 months ended June 30, 2005 to those for the 6 months ended June 30, 2004.

(2) Dividends:

| | Interim dividend per share (¥) | Dividend per share for the year (¥) |
|---|---|---|
| 6 months ended June 30, 2005 | 7.00 | — |
| 6 months ended June 30, 2004 | 6.50 | — |
| Year ended December 31, 2004 | — | 13.50 |

(3) Financial positions:

| | Total assets (¥ millions) | Shareholders' equity (¥ millions) | Ratio of shareholders' equity to total assets (%) | Shareholders' equity per share (¥) |
|---|---|---|---|---|
| June 30, 2005 | 1,329,735 | 779,345 | 58.6 | 814.65 |
| June 30, 2004 | 1,302,651 | 756,389 | 58.1 | 782.80 |
| December 31, 2004 | 1,417,778 | 776,356 | 54.8 | 803.60 |

Notes: ①Number of shares of common stock issued and outstanding:

| | | |
|---|---|---|
| ①Number of shares of common stock issued and outstanding: | June 30, 2005 | 956,666,786 shares |
| | June 30, 2004 | 966,259,285 shares |
| | December 31, 2004 | 965,931,406 shares |
| ②Number of treasury stocks held: | June 30, 2005 | 27,841,601 shares |
| | June 30, 2004 | 18,249,102 shares |
| | December 31, 2004 | 18,576,981 shares |

## 2. Forecast of business results for the current fiscal year (January 1, 2005-December 31, 2005)

| | Sales (¥ millions) | Ordinary income (¥ millions) | Net income (¥ millions) | Year-end Dividend per share (¥) | Dividend per share for the year (¥) |
|---|---|---|---|---|---|
| Year ending December 31, 2005 | 944,000 | 67,000 | 43,000 | 7.00 | 14.00 |

Note: Forecasted net income per share ¥44.81
Forecasted operating income ¥54,000 million

Refer to Page 10 for the assumptions and other matters related to the above forecast.

## NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

| ASSETS | (Note) | At June 30, 2005 Amount | Percentage over total assets | At June 30, 2004 Amount | Percentage over total assets | Increase (Decrease) Amount | At December 31, 2004 Amount | Percentage over total assets |
|---|---|---|---|---|---|---|---|---|
| Current Assets | | | % | | % | | | % |
| Cash | | 91,008 | | 69,485 | | 21,523 | 158,611 | |
| Notes receivable, trade | | 489 | | 439 | | 50 | 931 | |
| Accounts receivable, trade | | 146,828 | | 148,587 | | (1,759) | 187,002 | |
| Marketable securities | (*2) | — | | 51 | | (51) | — | |
| Inventories | | 38,455 | | 40,727 | | (2,272) | 29,907 | |
| Other | | 33,436 | | 32,298 | | 1,138 | 44,070 | |
| Allowance for doubtful accounts | | (2,134) | | (2,011) | | (123) | (3,539) | |
| Total Current Assets | | 308,083 | 23.2 | 289,577 | 22.2 | 18,506 | 416,985 | 29.4 |
| Fixed Assets | | | | | | | | |
| Property, plant and equipment | (*1) | | | | | | | |
| Buildings | (*2,3) | 120,326 | | 125,475 | | (5,149) | 121,610 | |
| Machinery and equipment | (*3) | 106,392 | | 114,163 | | (7,771) | 107,712 | |
| Land | (*2) | 99,580 | | 110,086 | | (10,506) | 99,618 | |
| Construction in progress | | 18,800 | | 10,084 | | 8,716 | 17,160 | |
| Other | (*3) | 27,738 | | 28,948 | | (1,210) | 27,755 | |
| Total | | 372,837 | | 388,758 | | (15,921) | 373,857 | |
| Intangible Assets | | 4,626 | | 5,501 | | (875) | 4,983 | |
| Investments and Other Assets | | | | | | | | |
| Investment securities | | 242,449 | | 259,958 | | (17,509) | 251,236 | |
| Investments in subsidiaries and affiliates | | 291,407 | | 263,595 | | 27,812 | 262,163 | |
| Life insurance investments | | 36,097 | | 35,720 | | 377 | 36,447 | |
| Other | | 78,952 | | 64,122 | | 14,830 | 76,680 | |
| Allowance for doubtful accounts | | (4,719) | | (4,583) | | (136) | (4,575) | |
| Total | | 644,187 | | 618,813 | | 25,374 | 621,952 | |
| Total Fixed Assets | | 1,021,651 | 76.8 | 1,013,073 | 77.8 | 8,578 | 1,000,793 | 70.6 |
| TOTAL ASSETS | | 1,329,735 | 100.0 | 1,302,651 | 100.0 | 27,084 | 1,417,778 | 100.0 |

(¥ millions)

| LIABILITIES AND SHAREHOLDERS' EQUITY | (Note) | At June 30, 2005 Amount | Percentage over total assets | At June 30, 2004 Amount | Percentage over total assets | Increase (Decrease) Amount | At December 31, 2004 Amount | Percentage over total assets |
|---|---|---|---|---|---|---|---|---|
| Current Liabilities | | | % | | % | | | % |
| Notes payable, trade | | 771 | | 3,266 | | (2,495) | 780 | |
| Accounts payable, trade | | 34,262 | | 31,377 | | 2,885 | 28,973 | |
| Short-term loans payable | | 51,414 | | 18,542 | | 32,872 | 74,383 | |
| Liquor taxes payable | | 67,615 | | 71,723 | | (4,108) | 112,058 | |
| Income taxes payable | | 7,787 | | 10,781 | | (2,994) | 6,541 | |
| Accrued expenses | | 32,526 | | 31,407 | | 1,119 | 37,292 | |
| Deposits received | | 34,348 | | 49,747 | | (15,399) | 48,858 | |
| Other | | 21,490 | | 26,073 | | (4,583) | 33,961 | |
| Total Current Liabilities | | 250,218 | 18.8 | 242,919 | 18.6 | 7,299 | 342,851 | 24.1 |
| Long-term Liabilities | | | | | | | | |
| Bonds | | 110,000 | | 110,000 | | — | 110,000 | |
| Long-term debt | | 25,800 | | 26,000 | | (200) | 26,055 | |
| Employees' pension and retirement benefits | | 61,258 | | 70,795 | | (9,537) | 62,199 | |
| Other reserves | | 5,884 | | 5,555 | | 329 | 5,737 | |
| Deposits received | (*2) | 61,803 | | 64,823 | | (3,020) | 63,270 | |
| Other | | 35,424 | | 26,168 | | 9,256 | 31,308 | |
| Total Long-term Liabilities | | 300,171 | 22.6 | 303,342 | 23.3 | (3,171) | 298,570 | 21.1 |
| TOTAL LIABILITIES | | 550,389 | 41.4 | 546,261 | 41.9 | 4,128 | 641,422 | 45.2 |
| Common stock | | 102,045 | 7.7 | 102,045 | 7.8 | — | 102,045 | 7.2 |
| Capital surplus | | | | | | | | |
| Additional paid-in capital | | 70,868 | | 70,868 | | — | 70,868 | |
| Other capital surplus | | 123 | | 87 | | 36 | 116 | |
| Total Capital surplus | | 70,992 | 5.4 | 70,956 | 5.5 | 36 | 70,984 | 5.0 |
| Retained earnings | | | | | | | | |
| Legal reserve | | 25,511 | | 25,511 | | — | 25,511 | |
| Voluntary earned surplus | | 490,540 | | 465,149 | | 25,391 | 465,149 | |
| Unappropriated retained earnings | | 58,818 | | 59,015 | | (197) | 75,188 | |
| Total Retained earnings | | 574,869 | 43.2 | 549,675 | 42.2 | 25,194 | 565,849 | 39.9 |
| Net unrealized holding gains on securities | | 56,122 | 4.2 | 47,813 | 3.7 | 8,309 | 51,932 | 3.7 |
| Treasury stock | | (24,685) | (1.9) | (14,101) | (1.1) | (10,584) | (14,455) | (1.0) |
| TOTAL SHAREHOLDERS' EQUITY | | 779,345 | 58.6 | 756,389 | 58.1 | 22,956 | 776,356 | 54.8 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 1,329,735 | 100.0 | 1,302,651 | 100.0 | 27,084 | 1,417,778 | 100.0 |

## NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

| | (Note) | 6 months ended June 30, 2005 Amount | Percentage over sales | 6 months ended June 30, 2004 Amount | Percentage over sales | Increase (Decrease) Amount | Year ended December 31, 2004 Amount | Percentage over sales |
|---|---|---|---|---|---|---|---|---|
| | | | % | | % | | | % |
| Sales | | 410,895 | 100.0 | 427,756 | 100.0 | (16,861) | 956,969 | 100.0 |
| Cost of sales | | 279,331 | 68.0 | 297,247 | 69.5 | (17,916) | 662,179 | 69.2 |
| Gross profit | | 131,564 | 32.0 | 130,509 | 30.5 | 1,055 | 294,789 | 30.8 |
| Selling, general and administrative expenses | | 117,989 | 28.7 | 112,295 | 26.3 | 5,694 | 241,844 | 25.3 |
| Operating income | | 13,574 | 3.3 | 18,213 | 4.3 | (4,639) | 52,945 | 5.5 |
| Non-operating income | | | | | | | | |
| Interest income | | 370 | | 273 | | | 681 | |
| Dividend income | | 11,981 | | 11,586 | | | 13,807 | |
| Other | | 1,969 | | 2,567 | | | 5,242 | |
| Total | | 14,322 | 3.5 | 14,428 | 3.4 | (106) | 19,731 | 2.1 |
| Non-operating expenses | | | | | | | | |
| Interest expense | | 1,087 | | 1,088 | | | 2,181 | |
| Other | | 2,306 | | 1,863 | | | 3,697 | |
| Total | | 3,394 | 0.8 | 2,951 | 0.7 | 443 | 5,879 | 0.6 |
| Ordinary income | | 24,502 | 6.0 | 29,689 | 6.9 | (5,187) | 66,797 | 7.0 |
| Special income | | | | | | | | |
| Gain on release from the substitutional portion of the government's welfare pension insurance scheme | | — | | — | | | 26,162 | |
| Other | | 2,325 | | 1,885 | | 440 | 1,802 | |
| Total | | 2,325 | 0.6 | 1,885 | 0.4 | 440 | 27,965 | 2.9 |
| Special expenses | (*2) | 1,217 | 0.3 | 2,644 | 0.6 | (1,427) | 18,345 | 1.9 |
| Income before income taxes | | 25,610 | 6.2 | 28,931 | 6.8 | (3,321) | 76,417 | 8.0 |
| Income taxes | | 9,700 | 2.4 | 10,900 | 2.5 | (1,200) | 35,932 | 3.8 |
| Net income | | 15,910 | 3.9 | 18,031 | 4.2 | (2,121) | 40,485 | 4.2 |
| Retained earnings brought forward from the prior fiscal year | | 42,907 | | 40,983 | | 1,924 | 40,983 | |
| Dividends (interim) | | — | | — | | — | 6,280 | |
| Unappropriated retained earnings | | 58,818 | | 59,015 | | (197) | 75,188 | |

SIGNIFICANT ACCOUNTING POLICIES

## 1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

## 2. Derivative financial instruments

Derivative financial instruments are stated at fair market value.

## 3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.
(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

## 4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(b) Amortization of intangible assets is calculated using the straight–line method.
(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

## 5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")
Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2004)
Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004 for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.
Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized in the statements of income. Unrecognized prior service cost and unrecognized actuarial difference, which are relating to the substitutional portion, were recognized in the statements of income.
As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

## 6. Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

## 7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
   (i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
      a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the Statements of Income in the period which includes the inception date, and
      b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

| Hedging instruments | Hedged items |
|---|---|
| Forward foreign exchange contracts, etc. | Receivables and payables in foreign currency, future transactions in foreign currency |
| Interest rate swap contracts, etc. | Interests on loans receivable and loans payable |

(c) Hedging policy

The Company uses derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

### 8. Consumption taxes

(a) Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

(b) Consumption taxes received and paid were netted and reported as "Other" in current liabilities section of the Balance Sheet.

## CHANGE IN ACCOUNTING POLICIES

### 1. Accounting method for real estate business

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Other" in non-operating income. Effective from the current interim accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.

This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.

The effect of this change was to increase sales and cost of sales by ¥2,810 million and ¥1,819 million, respectively, and to increase gross profit and operating income by ¥990 million, respectively, for the six months ended June 30, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes for the six months ended June 30, 2005.

### 2. Accounting standard for employees' pension and retirement benefits

Effective from the current interim accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).

The effect on employees' pension and retirement benefits of the adoption of this new accounting standard is immaterial.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

## *1 Accumulated depreciation of property, plant and equipment

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Accumulated depreciation | 579,527 | 555,047 | 565,644 |

## *2 Detail of Collateral

(1) Collateral (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Marketable securities | — | 3 | — |
| Buildings | 852 | 918 | 884 |
| Land | 439 | 439 | 439 |

(2) Secured borrowing (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Postage charge (facility limit) | — | 3 | — |
| Deposits received | 2,296 | 2,296 | 2,296 |

## *3 Amount reduced from fixed assets due to governmental subsidy received

(¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Buildings | 0 | 0 | 0 |
| Machinery and equipment | 299 | 250 | 250 |
| Structures | 35 | 35 | 35 |
| Total | 335 | 286 | 286 |

## 4 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Kirin Lease Co., Ltd. | — | 5,347 | — |
| Kirin Agribio EC B.V. | — | — | 600(EUR 4,238) |
| Taiwan Kirin Co., Ltd. | 591(NTD 169,400) | — | — |
| Other | 2,072 | 3,076 | 2,060 |
| (Number) | (10) | (13) | (10) |
| Foreign currencies included in "Other" | 1,562 | 2,403 | 1,388 |
| | USD 7,195 | USD 9,468 | USD 8,583 |
| | EUR 5,738 | EUR 5,788 | EUR 1,200 |
| | | NTD 191,951 | NTD 100,400 |

(2) Guarantees for employees' housing loan from banks (¥ millions)

| At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|
| 9,084 | 10,366 | 9,431 |

(3) Guarantees for customers (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Marinenet Co., Ltd. | 824 | 1,334 | 1,181 |
| Other | 166 | 87 | 79 |
| (Number) | (3) | (1) | (1) |

| | | | |
|---|---|---|---|
| Total contingent liabilities | 12,739 | 20,212 | 13,352 |
| (Arrangements similar to guarantees included in the above) | (507) | (604) | (558) |

(NON-CONSOLIDATED STATEMENTS OF INCOME)

## 1. Depreciation

(¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Property, plant and equipment | 15,127 | 16,209 | 33,336 |
| Intangible Assets | 323 | 323 | 647 |
| Total | 15,450 | 16,532 | 33,983 |

## *2. Loss on impairment

During the fiscal year ended December 31, 2004, the Company recognized loss on impairment on following group of assets.

| Use | Location | Type of assets |
|---|---|---|
| Asset for rent | Shibuya-ku, Tokyo | Land, buildings |
| Asset for rent | Sumida-ku, Tokyo | Land, buildings, and other |
| Asset for rent | Yokohama, Kanagawa | Land |
| Idle property (Old site of service railway track) | Shioya-gun, Tochigi | Land |
| Idle property (Old site of field of arley) | Amagi, Fukuoka | Land |

The Company classified fixed assets into groups by the type of respective business (division, internal company), which are the units making investment decisions.
For fixed assets in the real estate business and idle properties, each property is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets for rent in the real estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market.

As a result, the Company recognized loss on impairment in the amount of ¥10,338 million, which consisted of land ¥9,911 million, buildings and structures ¥233 million and other ¥193 million, as special expenses for the year ended December 31, 2004.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0 %.

(Change in accounting standard for Impairment of Fixed Assets)
Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter.
As a result, income before income taxes decreased by ¥10,338 million, compared with what would have been reported if the new accounting standard had not been adopted early.
Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

## 3. Presentation of Income taxes

The Company adopted simplified accounting method for income tax effect accounting in the interim financial statements. Accordingly, deferred income taxes are not presented separately and are included in Income taxes in interim statements of income.

(LEASE TRANSACTIONS)

## 1. Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Machinery and equipments | | | |
| Purchase price equivalents | 152 | 155 | 152 |
| Accumulated depreciation equivalents | 96 | 83 | 88 |
| Book value equivalents | 56 | 71 | 64 |
| Other property, plant and equipments (vehicles) | | | |
| Purchase price equivalents | 7 | 8 | 14 |
| Accumulated depreciation equivalents | 5 | 5 | 11 |
| Book value equivalents | 1 | 3 | 2 |
| Other property, plant and equipments (tools) | | | |
| Purchase price equivalents | 4,407 | 5,847 | 5,316 |
| Accumulated depreciation equivalents | 3,319 | 3,764 | 3,813 |
| Book value equivalents | 1,088 | 2,082 | 1,503 |
| Total | | | |
| Purchase price equivalents | 4,567 | 6,011 | 5,483 |
| Accumulated depreciation equivalents | 3,421 | 3,853 | 3,913 |
| Book value equivalents | 1,146 | 2,158 | 1,569 |

(2) Lease commitments (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Due within one year | 702 | 1,233 | 1,027 |
| Due over one year | 502 | 1,022 | 620 |
| Total | 1,205 | 2,255 | 1,648 |

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

| | 6 months ended June 30, 2005 | 6 months ended June 30, 2004 | Year ended December 31, 2004 |
|---|---|---|---|
| Lease expenses | 605 | 762 | 1,468 |
| Depreciation equivalents | 554 | 703 | 1,353 |
| Interest expense equivalents | 28 | 49 | 86 |

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

## 2. Operating lease

The company has lease commitments under non-cancelable operating leases as follows. (¥ millions)

| | At June 30, 2005 | At June 30, 2004 | At December 31, 2004 |
|---|---|---|---|
| Due within one year | 110 | 141 | 137 |
| Due over one year | 122 | 235 | 175 |
| Total | 233 | 376 | 313 |

## (SECURITIES)

Investments in subsidiaries and affiliates with fair market value.

At June 30, 2005

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| Investment in subsidiaries | 101,766 | 239,551 | 137,784 |
| Investment in affiliates | 112,484 | 155,256 | 42,772 |
| Total | 214,250 | 394,807 | 180,556 |

At June 30, 2004

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| Investment in subsidiaries | 101,766 | 209,017 | 107,250 |
| Investment in affiliates | 86,075 | 95,775 | 9,699 |
| Total | 187,842 | 304,792 | 116,950 |

At December 31, 2004

(¥ millions)

| | Book value | Fair market value | Difference |
|---|---|---|---|
| Investment in subsidiaries | 101,766 | 248,889 | 147,122 |
| Investment in affiliates | 86,075 | 93,159 | 7,083 |
| Total | 187,842 | 342,048 | 154,206 |

# Supplementary Documents

**to the**

# Non-consolidated Financial Statements

**as of and for six-month period ended**

**June 30, 2005**

Contents



**KIRIN BREWERY COMPANY, LIMITED**

**August 10, 2005**

Non-consolidated

## 1.Results of Operations

(¥ billions)

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | [redacted] | | Annual Forecast | | [redacted] | | Annual Actual | |
| Sales | [redacted] | [redacted] | 944.0 | (1.4%) | [redacted] | [redacted] | 956.9 | (0.5%) |
| Operating income | [redacted] | [redacted] | 54.0 | 2.0% | [redacted] | [redacted] | 52.9 | (5.3%) |
| Ordinary income | [redacted] | [redacted] | 67.0 | 0.3% | [redacted] | [redacted] | 66.7 | (7.1%) |
| Net income | [redacted] | [redacted] | 43.0 | 6.2% | [redacted] | [redacted] | 40.4 | (16.0%) |

## 2.Sales Details

(¥ billions)

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | The 1st half Actual | | Annual Forecast | | The 1st half Actual | | Annual Actual | |
| Sales volume of | | | | | | | | |
| Alcohol beverages business | [redacted] | [redacted] | thousand KL | Increase (Decrease) | [redacted] | [redacted] | thousand KL | Increase (Decrease) |
| Low alcohol beverages | [redacted] | [redacted] | 2,540 | 1.4% | [redacted] | [redacted] | 2,505 | (1.7%) |
| Beer (*) | [redacted] | [redacted] | 1,099 | (9.4%) | [redacted] | [redacted] | 1,212 | (3.4%) |
| *Happo-shu* (*) | [redacted] | [redacted] | 806 | (23.3%) | [redacted] | [redacted] | 1.051 | (2.2%) |
| New genre | [redacted] | [redacted] | 376 | — | [redacted] | [redacted] | — | — |
| Subtotal | [redacted] | [redacted] | 2,281 | 0.7% | [redacted] | [redacted] | | (2.8%) |
| *Chu-hi(Hyouketu, Yoi –cha)* (*) | [redacted] | [redacted] | 241 | 9.5% | [redacted] | [redacted] | 220 | 14.6% |
| Other | [redacted] | [redacted] | 18 | (15.4%) | [redacted] | [redacted] | 21 | (19.9%) |
| Sales volume by major brands | [redacted] | | Million cases | | [redacted] | | Million cases | |
| *LAGER* | [redacted] | [redacted] | 40 | (15.4%) | [redacted] | [redacted] | 47 | (7.3%) |
| *ICHIBAN SHIBORI* | [redacted] | [redacted] | 43 | (4.5%) | [redacted] | [redacted] | 45 | 0.8% |
| *TANREI* | [redacted] | [redacted] | 62 | (17.5%) | [redacted] | [redacted] | 75 | (1.1%) |
| *NODOGOSHI NAMA* | [redacted] | [redacted] | 30 | — | [redacted] | [redacted] | — | — |
| Breakdown of sales | [redacted] | [redacted] | 944.0 | (1.4%) | [redacted] | [redacted] | 956.9 | (0.5%) |
| Alcohol Beverages | [redacted] | [redacted] | 868.0 | (2.8%) | [redacted] | [redacted] | 892.9 | (0.9%) |
| Low alcohol beverages | [redacted] | [redacted] | 837.0 | (3.1%) | [redacted] | [redacted] | 863.8 | (0.9%) |
| Beer (*) | [redacted] | [redacted] | 440.0 | (10.2%) | [redacted] | [redacted] | 489.8 | (3.2%) |
| *Happo-shu* (*) | [redacted] | [redacted] | 236.0 | (23.6%) | [redacted] | [redacted] | 308.7 | 1.0% |
| New genre | [redacted] | [redacted] | 92.0 | — | [redacted] | [redacted] | — | — |
| Subtotal | [redacted] | [redacted] | 768.0 | (3.8%) | [redacted] | [redacted] | 798.6 | (1.6%) |
| *Chu-hi (Hyo-ketsu, Yoi-cha)* (*) | [redacted] | [redacted] | 65.0 | 10.8% | [redacted] | [redacted] | 58.6 | 14.9% |
| Other | [redacted] | [redacted] | 4.0 | (38.7%) | [redacted] | [redacted] | 6.5 | (28.2%) |
| *Shochu*, Whiskey, Spirits and Wines, etc. | [redacted] | [redacted] | 31.0 | 6.3% | [redacted] | [redacted] | 29.1 | (1.1%) |
| Pharmaceuticals | 28.9 | 3.9% | 63.0 | 4.4% | 27.8 | 21.2% | 60.3 | 9.1% |
| Other | 6.0 | 320.7% | 13.0 | 258.5% | 1.4 | (39.8%) | 3.6 | (33.6%) |

(*) Exports included.

Non-consolidated

## 3. Profit Breakdown for the 1st-6month period (Actual)

(¥ billions)

| Item | 2005 The 1st half Actual | 2004 The 1st half Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| Sales | 410.8 | 427.7 | (16.8) | |
| Decrease in labour cost | | | 2.7 | Decrease in followings:<br>39.0→36.3<br>Salaries and Bonuses 1.3, Legal welfare expenses (0.0), Employees' pension and retirement benefit expenses 1.4 |
| Increase in marginal profit of pharmaceutical business | | | 1.4 | |
| Decrease in depreciation | | | 1.1 | 16.5→15.4 |
| Decrease in factory expenses | | | 0.1 | |
| Raw materials cost of alcohol beverages | | | (0.2) | Price decrease of Rice 0.3<br>Price increase of Cans and cartons (0.1), etc. |
| Decrease in marginal profit of alcohol beverages business | | | (2.8) | Sales decrease in followings:<br>Beer (7.7, 67 thousand KL),<br>*Happo-shu* (7.5, 77 thousand KL)<br>Sales increase in followings:<br>New genre 12.6, 116 thousand KL,<br>*Chu-hai* 0.7, 8 thousand KL,<br>Changing in products mix, etc. |
| Increase in selling cost | | | (4.7) | Increase in sales promotion and advertising ((4.8), 41.8→46.6), etc.<br>(Beer, *Happo-shu*, and New genre (5.0), Chu-hi(0.1)<br>*Shochu* ,Whiskey, spirits and wines 0.6,<br>Pharmaceutical (0.4), etc.) |
| Other | | | (2.3) | Increase in followings:<br>Costs of outsourcing of sales department, etc. (1.6)<br>R&D expenses ((1.4), 11.4→12.8)<br>Real estate profit and loss 0.9, etc. |
| Decrease in Operating income | 13.5 | 18.2 | (4.7) | |
| Decrease in Non-operating income, net of Non-operating expenses | | | (0.4) | Decrease in real estate profit and loss (0.8) (Reclassified into operating profit and loss from the current interim accounting period)<br>Increase in financial profit, net 0.5, 10.7→11.2, etc. |
| Decrease in Ordinary income | 24.5 | 29.6 | (5.1) | |
| Increase in net of Special income, and expenses | | | 1.8 | Increase in gain on sale of investment securities 0.4<br>Increase in reversal of allowance for doubtful accounts 0.4<br>Decrease in loss on disposal or sale of fixed assets 1.5<br>Decrease in gain on sale of land (0.4) |
| Decrease in Income taxes | | | 1.2 | 10.9→9.7 |
| Decrease in Net income | 15.9 | 18.0 | (2.1) | |

Non-consolidated

## 4. Profit Breakdown for the current fiscal year (Forecast)

(¥ billions)

| Item | 2005 Forecast | 2004 Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| | | | | |
| Sales | [illegible] | 955.9 | [illegible] | |
| Increase in marginal profit of alcohol beverage business | | | 5.4 | Sales decrease in followings:<br>Beer (13.6, 113 thousand KL),<br>*Happo-shu* (23.6, 245 thousand KL)<br>Sales increase in followings<br>New genre 42.2, 376 thousand KL,<br>*Chu-hai* 2.1, 21 thousand KL<br>Change in product mix, etc. |
| Decrease in labour cost | | | 4.0 | Decrease in followings:77.3→73.3<br>Salaries and Bonuses 1.5, Legal welfare expenses 0.1,<br>Employees' pension and retirement benefit expenses 2.4 |
| Increase in marginal profit of pharmaceutical business | | | 3.9 | |
| Decrease in depreciation | | | 1.2 | 33.9→32.7 |
| Decrease in factory expenses | | | 0.2 | |
| Increase in selling cost | | | (6.5) | Increase in sales promotion and advertising ((6.5), 92.5→99.0), etc.<br>(Beer, *Happo-shu* and New genre (4.5), *Chu-hai* (0.4),<br>*Shochu* ,Whiskey, spirits and wines (0.5),<br>Pharmaceutical (1.2), etc) |
| Other | | | (6.2) | Increase in followings:<br>Costs of outsourcing of sales department, etc. (2.8)<br>R&D expenses (1.4), 26.2→27.6<br>Information system expenses (1.3)<br>Real estate profit and loss 2.5, etc. |
| Raw materials cost of alcohol beverages | | | (0.9) | Price increase in followings:<br>Raw materials of *Chu-hai* (0.6), Cans and cartons (0.3)<br>Price decrease in followings:<br>Rice 0.5, etc. |
| Increase in Operating income | [illegible] | 52.9 | [illegible] | |
| Decrease in Non-operating income, net of Non-operating expenses | | | (0.8) | Decrease in Real estate profit and loss (2.5) (Reclassified into operating profit and loss from the current interim accounting period)<br>Increase in financial profit, net 1.2, 12.3→13.5, etc. |
| Increase in Ordinary income | [illegible] | 66.7 | [illegible] | |
| Decrease in Income taxes | | | 12.9 | 35.9→23.0 |
| Decrease in net of Special income and expenses | | | (10.6) | Decrease in followings:<br>Gain on release from the subsutitutional portion of the government's welfare pension insurance scheme (26.1)<br>Loss on devaluation of investment in subsidiaries and affiliates 1.6<br>Loss on impairment 10.3, etc. |
| Increase in Net income | 43.0 | 40.4 | 2.6 | |

## Non-consolidated

### 5.Major Expenses and Others

(¥ billions)

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | [redacted] | Annual Forecast | [redacted] | Annual Actual |
| Sales promotion | [redacted] | 99.0 (Sales promotion and Advertising combined) | [redacted] | 57.4 |
| Advertising | [redacted] | | [redacted] | 35.1 |
| Beer ,*Happo-syu* ,New genre | [redacted] | 74.9 | [redacted] | 70.4 |
| *Chu-hi* | [redacted] | 10.6 | [redacted] | 10.2 |
| Research and development expenses | [redacted] | 27.6 | [redacted] | 26.2 |
| Labour cost | [redacted] | 73.3 | [redacted] | 77.3 |
| Depreciation | [redacted] | 32.7 | [redacted] | 33.9 |
| Financial profit, net | [redacted] | 13.5 | [redacted] | 12.3 |
| Number of employees (Number of persons) (including secondees from group companies) | [redacted] | 5,200 | [redacted] | 5,439 |
| Capital expenditures | [redacted] | 34.1 | [redacted] | 32.5 |
| (Major Items) | [redacted] | | [redacted] | |
| Renewal of Fukuoka plant | [redacted] | 8.3 | [redacted] | 3.3 |
| Expansion of facilities at Takasaki pharmaceutical plant | [redacted] | 4.8 | [redacted] | 2.4 |
| Remodeling of production facilities of Tochigi plant | [redacted] | 1.0 | [redacted] | 2.3 |
| New soft drink production facilities of Shiga plant | [redacted] | 0.7 | [redacted] | 0.5 |
| Redevelopment subsequent to closing of Hiroshima plant | [redacted] | — | [redacted] | 11.5 |

RECEIVED
AUG 1 8 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 190

Non-consolidated

## 6.Major Fluctuations of Assets and Liabilities

(¥ billions)

| | 2005 The 1st half Actual | 2004 The 1st half Actual | Increase (Decrease) | Reference |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets | | | | |
| Other | 33.4 | 32.2 | 1.1 | Increase due to the introduction of CMS (Cash Management System)<br>Decrease in accounts receivable due to the sales termination of gift coupon, etc. |
| Fixed Assets | | | | |
| Property, plant and equipment | | | | |
| Land | 99.5 | 110.0 | (10.5) | Decrease due to the adoption of the new accounting standard for the impairment fixed assets, etc. |
| Investments and Other Assets | | | | |
| Investment securities | 242.4 | 259.9 | (17.5) | Redemption of holding preferred stock<br>Increase In unrealized holding gains on securities along with the improvement in stock price, etc. |
| Investment in subsidiaries and affiliates | 291.3 | 263.5 | 27.8 | Acquisition of *San Miguel* stock, etc. |
| Other | 76.9 | 64.1 | 12.8 | Increase in prepaid pension cost due to the release from the substitutional portion of the government's welfare pension insurance scheme<br>Increase in long-term loans to affiliates due to the introduction of CMS<br>Decrease in deferred tax assets due to increase In unrealized holding gains on securities along with the improvement in stock price and others, etc. |
| **LIABILITIES** | | | | |
| Current Liabilities | | | | |
| Short-term loans payable | 51.4 | 18.5 | 32.8 | Increase due to the introduction of CMS, etc. |
| Deposits received | 34.5 | 49.7 | (15.2) | Decrease due to the sales termination of gift coupon, etc. |
| Long-term Liabilities | | | | |
| Employees' pension and retirement benefits | 61.2 | 70.7 | (9.5) | Decrease due to the release from the substitutional portion of the government's welfare pension insurance scheme, etc. |
| Other | 35.4 | 26.1 | 9.2 | Increase in deferred tax liabilities due to increase In unrealized holding gains on securities along with the improvement in stock price and others, etc. |
| **SHAREHOLDERS' EQUITY** | | | | |
| Net unrealized holding gains on securities | 56.1 | 47.8 | 8.3 | Increase in unrealized holding gains on securities along with the improvement in stock price, etc. |